ABLE

LABORATORIES INC.

2004

Annual Report

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2004.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 1-11352

Able Laboratories, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**04-3029787** *(I.R.S. Employer Identification No.)*
1 Able Drive **Cranbury, NJ** *(Address of principal executive offices)*	**08512** (Zip Code)

Registrant's telephone number: (609) 495-2800

Securities registered pursuant to Section 12(b) of the Act: None

Securities Registered pursuant to Section 12(g) of the Act:

Title of Class
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an "accelerated filer" (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐.

The aggregate market value of the common stock, $0.01 par value per share held by non-affiliates, based on the last sale price of the common stock on June 30, 2004, as reported on the Nasdaq National Market, was approximately $351,337,648.

As of February 15, 2005, there were 18,425,119 outstanding shares of common stock.

TABLE OF CONTENTS

		Page No.
PART I.		
Item 1.	Business	4
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	13
PART II		
Item 5.	Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	14
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	25
Item 8.	Financial Statements and Supplementary Data	25
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	25
Item 9A.	Controls and Procedures	25
PART III		
Item 10.	Directors and Executive Officers	47
Item 11.	Executive Compensation	47
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
Item 13.	Certain Relationships and Related Transactions	47
Item 14.	Principal Accountant Fees and Services	47
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	48
Signatures		52

Documents Incorporated By Reference

Portions of the registrant's definitive proxy statement for its 2005 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Items 10, 11, 12, 13 and 14 of this Report.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report on Form 10-K, including information with respect to our future business plans, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. Moreover, we assume no obligation to update forward-looking statements or update the reasons actual results could differ materially from those anticipated in forward-looking statements, except as required by law. You should not place undue reliance on forward-looking statements. Factors that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements include those set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report, under the heading "Certain Factors That May Affect Future Results."

AVAILABLE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov. Our principal internet address is www.ablelabs.com. Our website provides a link to the SEC's website through which our annual, quarterly and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

PART I

Item 1. *Business*

Introduction

Able Laboratories, Inc., referred to in this Report as "Able," "we" or "us," develops, makes and sells generic drugs. We manufacture and sell a broad range of prescription pharmaceutical products in solid oral dosage and suppository forms. Recently, we acquired a liquid dosage manufacturing company and are now working on adding liquid dosage forms to our product line. Generic drugs are the chemical and therapeutic equivalents of brand-name drugs. They must meet the same governmental quality standards as the brand-name drugs they replace, and they must meet all U.S. Food and Drug Administration, or FDA, regulations before they can be made or sold. Generally, we can manufacture and market a generic drug only if the patent or other government-mandated market exclusivity period for the brand-name equivalent has expired. Generic drugs are typically sold under their generic chemical names at prices significantly below those of their brand-name equivalents.

We estimate that the U.S. generic or multi-source drug market approximates $18 billion in annual sales. We believe that this market has grown due to a number of factors, including:

- a significant number of widely prescribed brand-name drugs are at or near the end of their period of patent protection, making it legally permissible for generic manufacturers to produce and market competing generic drugs;

- managed care organizations, which typically prefer lower-cost generic drugs to brand-name products, continue to grow in importance and impact in the U.S. health care market;

- physicians, pharmacists and consumers increasingly accept generic drugs; and

- the efforts of the federal government and local government agencies to mandate increased use of generic drugs in order to lower the public cost of purchasing necessary pharmaceutical products.

Our Strategy

Our strategy is to focus on developing generic drugs that either have large established markets or are niche products with limited or no competition. We also intend to focus on products that have extended release dosage forms, which are difficult to develop and, therefore, likely to face less competition from other generic drug manufacturers. We also intend to leverage our research and development efforts of our solid dosage and semi-solid formulations by developing liquid formulations of some of our currently marketed drugs. We believe that this approach will allow us to offer our customers a line of products that reduces their overall acquisition cost.

Background

We were organized in 1988 as a Delaware corporation under the name DynaGen, Inc. In 1996, we acquired Able Laboratories, Inc., our generic drug development and manufacturing business. In 1997 and 1998, respectively, we acquired Superior Pharmaceutical Company ("Superior") and Generic Distributors, Inc. ("GDI"), our former distribution operations.

Our distribution businesses sold mostly our competitors' products. After careful analysis, we decided to divest our distribution operations and continue as a generic drug development and manufacturing company selling only our own products. We sold the assets of GDI on December 29, 2000 and sold Superior on February 23, 2001. In 2001, after we completed the sale of the distribution subsidiaries, we merged Able Laboratories, Inc. into DynaGen, Inc. and changed our company name to "Able Laboratories, Inc." In November 2003, we acquired substantially all the assets of LiquiSource, Inc., a privately-held developer and manufacturer of prescription generic liquid pharmaceuticals.

In the section of this Report entitled "Certain Factors That May Affect Future Results," we have described several risk factors that we believe are significant. We consider each of these risks specific to us, although some are industry or sector related issues that could also impact, to some degree, other businesses in our market sector. You should give very careful consideration to these factors when you evaluate our company.

Product Line Information

We manufacture and market prescription generic drugs in the form of tablets, capsules, suppositories and liquids. In November 2000 we received our first FDA approval to manufacture and sell Diphenoxylate Hydrochloride and Atropine Sulfate tablets. Our current FDA-approved products are listed below:

Product	Strength	Class	Equivalent Brand Name Product (1) (2)
Acetaminophen & Codeine Phosphate Tablets, USP CIII	300mg/30mg	Analgesic	Tylenol® with Codeine # 3
Acetaminophen & Codeine Phosphate Tablets, USP CIII	300mg/60mg	Analgesic	Tylenol® with Codeine # 4
Atenolol Tablets, USP	25mg, 50mg, 100mg	Antihypertensive	Tenormin®
Bethanechol Chloride Tablets, USP	5mg, 10mg, 25mg, 50mg	Parasympathomimetic (Urinary Tract)	Urecholine®
Butalbital, Acetaminophen, Caffeine Tablets, USP	50mg/500mg/40mg	Analgesic	Esgic-Plus™ (2)
Butalbital, Acetaminophen, Caffeine Tablets, USP	50mg/325mg/40mg	Analgesic	Fioricet® (2)
Butalbital, Acetaminophen, Caffeine and Codeine Phosphate Capsules CIII	50mg/325mg/40mg/ 30mg	Analgesic	Fioricet® with codeine
Carisoprodol Tablets, USP	350mg	Muscle Relaxant	Soma® (2)
Clorazepate Dipotassium Tablets, USP CIV	3.75mg, 7.5mg, 15mg	Anti-anxiety	Tranxene® (2)
Dextroamphetamine Sulfate Extended-Release Capsules CII	5mg, 10mg, 15mg	Stimulant	Dexedrene® Spansules
Diphenoxylate Hydrochloride and Atropine Sulfate Tablets, USP CV	2.5mg/0.025mg	Anti-diarrheal	Lomotil® (2)
Hydrocodone Bitartrate and Acetaminophen Tablets, USP CIII	5mg/500mg	Analgesic	Vicodin®
Hydrocodone Bitartrate and Acetaminophen Tablets, USP CIII	7.5mg/750mg	Analgesic	Vicodin ES®
Hydrocodone Bitartrate and Acetaminophen Tablets, USP CIII	10mg/500mg, 7.5mg/500mg	Analgesic	Lortab®
Hydrocodone Bitartrate and Acetaminophen Tablets, USP CIII	7.5mg/325mg, 10mg/325mg, 5mg/325mg	Analgesic	Norco®
Hydrocodone Bitartrate and Acetaminophen Tablets, USP CIII	7.5mg/650mg, 10mg/650mg	Analgesic	Hydrocodone Bitartrate and Acetaminophen Tablets, USP (Lorcet® Plus)

Product	Strength	Class	Equivalent Brand Name Product (1) (2)
Hydroxyzine Hydrochloride Tablets, USP	10mg, 25mg, 50mg	Antihistamine	Hydroxyzine Hydrochloride Tablets, USP
Hydrocortisone Acetate Suppository	25mg	Corticosteriod (rectal)	Anusol®
Indomethacin Capsules, USP	25mg, 50mg	NSAID	Indocin®
Indomethacin Extended-Release Capsules, USP	75mg	NSAID	Indocin® SR (2)
Lithium Carbonate Capsules, USP	300mg	Antipsychotic	ESKALITH® (2)
Lithium Carbonate Extended-Release Tablets, USP	300mg	Antipsychotic	LITHOBID®
Lithium Carbonate Capsules, USP	150mg, 300mg, 600mg	Antipsychotic	Lithium Carbonate Capsules, USP
Methamphetamine HCl Tablets, USP 5mg CII	5mg	Stimulant	Desoxyn®
Methocarbamol Tablets, USP	500mg, 750mg	Muscle Relaxant	Robaxin®
Methylphenidate Hydrochloride Tablets, USP CII	5mg, 10mg and 20mg	Stimulant	Ritalin®
Methylphenidate Hydrochloride Extended-Release Tablets, USP CII	20mg	Stimulant	Metadate-SR® (2)
Metronidazole Tablets, USP	250mg, 500mg	Antibiotic	Flagyl®
Metronidazole Extended-Release Tablets	750mg	Antibiotic	Flagyl ER®
Metronidazole Capsules	375mg	Antibiotic	Flagyl® 375
Naproxen Sodium Tablets, USP	275mg	NSAID	Anaprox®
Naproxen Sodium Tablets, USP	550mg	NSAID	Anaprox ® DS
Nitrotab® Nitroglycerin Sublingual Tablets, USP	0.3mg, 0.4mg, 0.6mg	Vasodilator	Nitrostat®
Phenazopyridine HCl Tablets, USP	95mg, 100mg, 200mg	Urinary Analgesic	Pyridium®
Phentermine HCl Capsules, USP (beads) CIV	30mg	Anorexiant	Phentermine Hydrochloride Capsules (2)
Phentermine HCl Capsules, USP (powder) CIV	15mg, 30mg	Anorexiant	Phentermine Hydrochloride Capsules (2)
Phentermine HCl Tablets, USP CIV	37.5mg	Anorexiant	Adipex-P®
Prochlorperazine Suppositories, USP	2.5mg, 5mg, 25mg	Antiemetic	Compazine®
Promethazine HCl Suppositories, USP	12.5mg, 25mg, 50mg	Antihistamine/Antiemetic	Phenergan®
Promethazine Hydrochloride Tablets, USP	12.5mg, 25mg, 50mg	Antihistamine/Antiemetic	PHENERGAN®

Product	Strength	Class	Equivalent Brand Name Product (1) (2)
Propoxyphene Napsylate and Acetaminophen Tablets, USP CIV	100mg/650mg	Analgesic	Darvocet-N® (2)
Salsalate Tablets, USP	500mg, 750mg	NSAID	Disalcid®
Theophylline ER Tablets	300mg, 450mg	Antiasthmatic	Theophylline Extended-Release Tablets
Theophylline ER Tablets	400mg, 600mg	Antiasthmatic	Uniphyl®

(1) All brand names in the table above are trademarks or registered trademarks of their respective owners.
(2) Refers to the reference listed drug. A reference listed drug (21 CFR 314.94(a)(3)) means the listed drug identified by the FDA as the drug product upon which an applicant relies in seeking approval of its Abbreviated New Drug Application.

Research and Development

We are working on developing additional generic products in the form of tablets, capsules, suppositories and liquids. The research, development, bioavailability testing and the FDA review process leading to approvals takes approximately two years for each product. As discussed in the section titled "Government Regulation," some products require no review or limited laboratory testing, in which case the time required to complete the process can be less than two years. Typically, our research and development activities consist of:

- identifying brand-name drugs for which patent protection has expired or will expire in the near future;
- conducting research (including patent and market research) and developing new product formulations based upon such drugs;
- developing and testing our formulations in laboratory and comparative bioavailability (biostudies) in human subjects as necessary;
- compiling and submitting all the information to the FDA; and
- obtaining approval from the FDA for our new product formulations.

As part of the approval process, we contract with outside laboratories to conduct biostudies that are required for FDA approval. We use biostudies to demonstrate that the rate and extent of absorption of a generic drug are not significantly different from that achieved by the corresponding brand-name drug. These biostudies are subject to rigorous standards set by the FDA. They may cost up to and, in limited cases, more than, $500,000 each and are a significant part of the overall cost of our drug development work.

As of February 15, 2005, we have six Abbreviated New Drug Applications ("ANDAs") pending approval at the FDA. Prior to FDA approval of an ANDA, we may undergo an on-site inspection, known as a pre-approval inspection or PAI, by the district office of the FDA. Between January 2001 and February 15, 2005, we have had several cGMP and pre-approval inspections, covering several products. Our product development program includes several active projects in various stages of completion. We intend to develop and file ANDA applications covering additional products this year. We can, however, give no assurance that we will receive approval from the FDA to market the products covered by these pending and planned applications and, if we do, there is no assurance that we will be able to penetrate the market and achieve reasonable levels of sales or profits from the products.

For the fiscal year ended December 31, 2004, we spent $15,231,815 on research and development activities, compared with $11,212,418 for the fiscal year ended December 31, 2003 and $6,944,952 for the fiscal year ended December 31, 2002.

Generic Drug Pricing

The generic drug industry is extremely competitive and there is persistent downward pressure on price. Over the last two years the number of competitors has increased as offshore manufacturers with lower operating costs are entering the US market and are basically competing on price. With the addition of each new competitor the price and market share equilibrium gets affected and this results in further downward pressure on price and reduction in gross margins. Occasionally the price can be even below cost which results in a few manufacturers exiting the market. There is no assurance that even after this the prices would increase. We routinely receive requests from our customers to offer them competitive pricing on our existing business as they receive offers for product at lower prices. This price erosion is expected to continue and may even increase as lower cost producers cut prices further to achieve market entry.

Sales and Marketing

Our products are sold primarily through direct sales efforts to drug wholesalers, distributors and retail drug chains. We market our generic drug products under our "Able Laboratories" label as well as under private label arrangements. The majority of our sales are to customers who purchase under firm purchase order commitments. Excluding seasonal trade show purchases, these purchase orders range from $1,000 to $1,700,000 and are typically filled within a few days to three months from the time we receive them. For 2004, sales to two wholesalers, McKesson Corporation and Cardinal Health, were approximately 17% and 12% of our sales, respectively. The gross dollar amount of backlog orders, as of February 15, 2005, was approximately $7,500,000, compared to a backlog of approximately $4,672,000 as of March 1, 2004. Because the level of our customers' purchases can fluctuate over the course of an operating period, backlog historically has not been a meaningful indicator of revenues for a particular period or for future periods.

We have eight senior and experienced executives in our sales department, supported by four associates. From January 2001 to January 2004 we used Bi-Coastal Pharmaceutical Corporation ("Bi-Coastal") as our representative. The agreement expired in January 2004 and was not renewed.

Suppliers

We manufacture our generic products at our facilities in South Plainfield, New Jersey. The principal components used in the manufacture of generic products are active and inactive pharmaceutical ingredients and certain packaging materials. The FDA must approve our sources for almost all of the materials. In many instances, only one source may have been approved. We purchase active raw material ingredients primarily from United States distributors of bulk pharmaceutical materials manufactured by the U.S. or foreign companies. If active raw materials from an approved supplier were to become unavailable, we would have to file and obtain FDA approval of a supplement to the applicable ANDA. Delays in obtaining new materials and new regulatory approvals could result in the loss of revenues and could have a material adverse effect on our business, financial condition and results of operations.

Manufacturing Facilities

In 2004 we manufactured over 1.3 billion tablets, capsules, and suppositories at our 6 Hollywood Court, South Plainfield, NJ manufacturing operation. Our facilities currently consist of approximately 300,000 square feet of manufacturing, warehousing, laboratory and office space contained in five buildings, which includes our December 2003 purchase of 6 Hollywood Court. As a result of our growth, in September 2003, we leased an additional 225,000 square feet at 1 Able Drive in Cranbury, NJ. Our intention is to keep this and our current manufacturing location at 6 Hollywood Court in South Plainfield, NJ as the only two operating locations. We are in the process of exiting the locations that served as our raw material, packaging material and finished goods warehousing facilities.

1 Able Drive, Cranbury, NJ will be our primary manufacturing and administrative facility. We started construction and leasehold improvements on this facility in January 2004. Phase I of this project consisted of relocating research and development, quality control, raw material and finished goods warehousing, and all administrative offices to 1 Able Drive. We have completed this phase and have approximately 50% of our workforce in this location. Over the past two years, we have invested approximately $35,300,000 in property and equipment, with the majority of the investment in 2004 at 1 Able Drive.

Phase II of the project includes building the manufacturing infrastructure at 1 Able Drive. Work on phase II is proceeding to our satisfaction and we expect to start manufacturing in this location in the second quarter of 2005 and to transfer approximately 60 to 70% of our production by the end of the third quarter 2005. We intend to continue to make additional investments in our facilities and expect that our new manufacturing and laboratory facilities will increase our capacity 300 to 400% from current levels. See "Liquidity and Capital Resources" and "Certain Factors That May Affect Future Results — We may have difficulty managing our growth" below.

Competition

We compete primarily with other generic manufacturers. Many of our competitors have substantially greater financial resources than we have, as well as other resources such as expertise in formulations of technologically advanced delivery systems and marketing that are required to commercialize a pharmaceutical product.

In the generic drug market, we compete with other off-patent drug manufacturers, brand-name pharmaceutical companies that also manufacture off-patent drugs, the original manufacturers of brand-name drugs, and manufacturers of new drugs that may be used for the same indications as our products.

Revenues and gross profit derived from generic drugs tend to follow a pattern based upon regulatory and competitive factors unique to the generic pharmaceutical industry. As patents for brand-name products and related exclusivity periods mandated by regulatory authorities expire, the first generic manufacturer to receive regulatory approval for generic equivalents of such products is usually able to achieve relatively high revenues and gross profit. As other generic manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. Accordingly, the level of revenues and gross profit we can achieve from developing and manufacturing generic products depends, in part, on our ability to develop and introduce new generic products, the timing of regulatory approvals of our products, and the number and timing of regulatory approvals of competing products.

Competition in the United States generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name drug manufacturers are increasingly selling their products into the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market. These competitive factors may have a material adverse effect upon our ability to sell our generic pharmaceutical products.

Recently several foreign companies, primarily from Europe and India, have entered the US generic market. These companies have either established manufacturing subsidiaries or have formed marketing alliances with some of the leading US generic companies. Foreign companies, especially those from India, enjoy lower manufacturing costs, labor costs and tax rates. They may also leverage these advantages over U.S. manufacturers through backward integration, by combining the research and development talent necessary to develop active drug ingredients with the ability to efficiently make the finished dosage products. The result is increased competition and downward pressure on prices. In certain cases, foreign companies' prices could become so low that competing U.S. companies could not profitably manufacture certain drugs and therefore be forced to discontinue the products. The result is increased competition and downward pressure on prices.

For these reasons, there can be no assurance that we will be able to successfully compete in the generic drug business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Certain Factors That May Affect Future Results -- We face intense competition from other manufacturers of generic drugs."

Government Regulation

Our products and business activities are highly regulated, principally by the FDA, the U.S. Drug Enforcement Administration, or DEA, state governments and governmental agencies of other countries. Federal and state regulations and statutes impose certain requirements on the testing, manufacturing, labeling, storage, recordkeeping, approval, advertising and promotion of our products. Failure to comply with applicable requirements can result in judicially and administratively imposed sanctions, including seizure of adulterated or misbranded products, injunctive actions, fines and criminal prosecutions. Administrative enforcement measures can also involve product recalls and the refusal by the government to approve new and/or abbreviated new drug applications, known as NDAs, or ANDAs. In order to conduct clinical tests and produce and market products for human therapeutic use, we must comply with mandatory procedures and safety standards established by the FDA and comparable state regulatory agencies. Typically, standards require that products be approved by the FDA as safe and effective for their intended indications prior to being marketed for human use. We believe that we are currently in compliance with all applicable FDA requirements.

Because we purchase drug substances and manufacture and market drug products containing controlled substances, we must meet the requirements and regulations of the Controlled Substances Act which are administered by the DEA. These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to controlled substances in each stage of the production and distribution process. The DEA also regulates, based on our historical sales data, allocation of certain raw materials that we use in the production of controlled substances. We believe that we are currently in compliance with all applicable DEA requirements.

Reimbursement legislation, such as Medicaid, Medicare, Veterans Administration and other programs, governs reimbursement levels. All pharmaceutical manufacturers rebate to individual states a percentage of their revenues arising from Medicaid-reimbursed drug sales. Generic drug manufacturers currently rebate 11% of average net sales price for products marketed under ANDAs. Makers of NDA-approved products are required to rebate the greater of 15.2% of average net sales price or the difference between average net sales price and the lowest net sales price during a specified period. We believe that the federal and state governments may continue to enact measures in the future aimed at reducing the cost of drugs and devices to the public. We cannot predict the nature of such measures or their impact on our profitability.

ANDA Process

We must obtain FDA approval before we make or sell a generic equivalent of an existing reference listed drug. We obtain such approvals by submitting abbreviated new drug applications, or ANDAs. The process for obtaining an ANDA approval is set by the provisions of the Hatch-Waxman Act of 1984, which established a statutory procedure for the submission, FDA review and approval of ANDAs for generic versions of drugs previously approved by the FDA. Each of our proposed generic drug products must be therapeutically equivalent to the corresponding referenced listed drug. Generic drug products are considered therapeutically equivalent if they are pharmaceutical equivalents, and meet the requirements for bioequivalence, when required, and stability throughout the proposed shelf life.

"Bioavailability" means the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are the same as the previously approved reference listed drug. An ANDA may be submitted for a drug on the basis that it is either the equivalent to a previously approved referenced listed drug or a new dosage form that is suitable for use as indicated in the approved labeling. The FDA waives the requirement of conducting complete clinical studies of safety and efficacy and, instead, typically requires the applicant to submit data illustrating that the generic drug formulation is "bioequivalent" to a previously approved drug. For some drugs, the FDA may require other means of demonstrating that the generic drug is bioequivalent to the original drug product. The ANDA approval process on average takes 16 to 18 months, though we have received approvals in less than a year, and involves the expenditure of substantial resources.

The timing of final FDA approval of ANDA applications depends on a variety of factors, including whether the ANDA applicant challenges any listed patents for the drug and/or its use and whether the maker of the reference listed drug is entitled to the protection of one or more statutory exclusivity periods, during which the FDA is prohibited from approving generic equivalents. The Hatch-Waxman Act establishes several such statutory exclusivity periods for certain drugs. Exclusivity periods are available for both patented and non-patented drug products, and in the case of patented drug products can extend beyond the life of a patent, and so they can preclude submission, or delay the approval, of a competing ANDA. Examples of these protections include:

- a provision allowing a five-year market exclusivity period for NDAs involving new chemical compounds and a three-year market exclusivity period for NDAs (including different dosage forms) containing data from new clinical investigations essential to the approval of the application;

- a provision that extends the term of a patent as compensation for reducing the effective market life of the patent due to the time involved in the FDA regulatory review process; and

- the so-called pediatric extension, whereby the FDA may extend an existing exclusivity period or effectively extend the expiration date of a patent for a given product by six months if the innovator company submits studies demonstrating the effect of their product in sectors of the pediatric population. More than one pediatric extension can be obtained.

To obtain approval of ANDAs, we must also comply with the FDA's current Good Manufacturing Practices, or cGMP, regulations, relating to the manufacture and other processing of drugs. The FDA may inspect our facilities to assure compliance prior to approving an ANDA application or at any other reasonable time. To comply with the cGMP requirements, we must continue to expend significant time and resources in the areas of development, production, quality control and quality assurance.

Penalties for failure to comply with cGMP standards can include the suspension of manufacturing approval, the seizure of drug products or the FDA's refusal to approve additional applications. Penalties for wrongdoing in connection with the development or submission of an ANDA were established by the Generic Drug Enforcement Act of 1992, authorizing the FDA to permanently or temporarily bar companies or individuals from submitting or assisting in the submission of any new drug application. The FDA can also significantly delay the approval of a pending ANDA under its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy." The FDA may also suspend the distribution of all drugs approved or developed in connection with certain wrongful conduct and, under certain circumstances, also has the authority to withdraw approval of a new drug application and to seek civil penalties. We do not expect the law to have a material impact on the review or approval of our ANDAs.

We currently manufacture and distribute several products that were initially introduced to the U.S. market before 1938, and during the period between 1938 and 1962. These products are referred to respectively as "grandfather drugs" and Drug Efficacy Study Implementation, or DESI, drugs. These products are not covered by an NDA or ANDA. They are, however, subject to the same cGMP requirements as our NDA and ANDA products. While the FDA presently allows the continued marketing of these products under certain conditions (including defined ingredients, dosage levels, labeling content and indications for use), the marketing status of these products could change as a result of the FDA's continued implementation of the DESI process or development of formal policies regarding the marketing of grandfather drugs.

The Prescription Drug User Fee Act of 1992, enacted to expedite drug approval by providing the FDA with resources to hire additional medical reviewers, imposes three types of user fees on manufacturers of NDA-approved prescription drugs. Applicants that submit only ANDAs and most other off-patent drug manufacturers, including Able, are not currently subject to any of the three user fees. If we were to submit NDAs in the future, then we might be subject to user fees.

We can give no assurance that we will obtain the requisite approvals from the FDA for any of our proposed products or processes, that the process to obtain such approvals will not be excessively expensive or lengthy, or that we will have sufficient funds to pursue such approvals. Our failure to receive the requisite approvals for our products or processes, when and if developed, or significant delays in obtaining such approvals, would prevent us from commercializing our products as anticipated and would have a materially adverse effect on our business, financial condition and results of operations. See "Certain Factors That May Affect Future Results -- Intense regulation by government agencies may delay our efforts to commercialize our proposed drug products."

Product Liability Insurance Coverage

We presently maintain product liability insurance in the amount of $10,000,000 for the products we market. The product liability insurance has a $500,000 deductible. We also maintain product liability insurance for products in clinical investigations. Although we intend to obtain product liability insurance prior to the commercialization of certain products that are not presently covered, we can give no assurance that we will obtain such insurance at favorable rates, or that any such insurance, even if obtained, will be adequate to cover potential liabilities. As a supplement to our product liability insurance, we have added product recall insurance in the amount of $1,000,000. The product recall insurance has a $100,000 deductible and covers all costs associated with the recall in excess of the deductible, up to the policy limit.

In the event of a successful lawsuit against us, insufficient insurance coverage could have a materially adverse impact on our operations and financial condition. Furthermore, the costs of defending or settling a product liability claim and any attendant negative publicity may have a materially adverse affect upon us, even if we ultimately prevailed. Furthermore, certain food and drug retailers require minimum product liability insurance coverage as a precondition to purchasing or accepting products for commercial distribution. Failure to satisfy these insurance requirements could impede our ability to achieve broad commercial distribution of our proposed products, which could have a materially adverse effect upon our business and financial condition.

Proprietary Technology

Our generic business relies upon unpatented trade secrets and proprietary technologies and processes. There is no assurance that others will not independently develop substantially equivalent proprietary information and techniques, or gain access to our trade secrets or proprietary technology, or that we can meaningfully protect unpatented trade secrets. We require employees, consultants and other advisors to execute confidentiality agreements. However, these agreements may not provide meaningful protection for our trade secrets, or adequate remedies in the event of unauthorized use or disclosure of such information. The manufacture and sale of certain of our products may also involve the use of proprietary processes, products or information owned by others. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors That May Affect Future Results — We depend on third parties to supply the raw materials used in our products."

Employees

As of February 15, 2005, we had 421 full-time employees, of whom 53 were employed in selling, general and administrative activities, 113 were employed in quality roles, 81 were employed in research and development and 174 were employed in manufacturing. None of our employees is represented by a union. We believe our relationship with our employees is good.

Item 2. ***Properties***

Our principal executive offices are located at 1 Able Drive, Cranbury, New Jersey, the location of our 225,000 square foot manufacturing, research and development, and administrative facility.

Address	Square Footage	Use(s)	Lease Expiration
6 Hollywood Court S. Plainfield, NJ	50,000	Manufacturing	Owned
1 Able Drive Cranbury, NJ	225,000	Manufacturing, Research & Development, Administrative	September 16, 2015

Address	Square Footage	Use(s)	Lease Expiration
5 Hollywood Court S. Plainfield, NJ	12,700	Manufacturing, Research & Development	June 14, 2005
200 Highland Ave. Needham, MA	2,580	Administrative	Tenant-at-Will
789 Jersey Ave. New Brunswick, NJ	10,400	Manufacturing	October 31, 2005

We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices in the respective areas.

Item 3. ***Legal Proceedings***

We are involved in certain legal proceedings from time to time incidental to our normal business activities. While the outcome of any such proceedings cannot be accurately predicted, we do not believe the ultimate resolution of any existing matters should have a material adverse effect on our financial position or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the last fiscal quarter of the year ended December 31, 2004.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Price of Common Stock

Our common stock is traded on the Nasdaq National Market under the symbol "ABRX." On February 15, 2005, based upon information from American Stock Transfer & Trust Company, our transfer agent, there were approximately 1,786 holders of record of common stock. We believe that there are a substantial number of additional beneficial owners that hold common stock in "street name" through brokerage firms. The following table sets forth, for the periods indicated, the range of quarterly high and low sale prices for the common stock as reported on the Nasdaq SmallCap Market from January 1, 2003 to February 26, 2003 and on the Nasdaq National Market from February 27, 2003 to December 31, 2004.

	Common Stock	
	High	**Low**
Fiscal 2003:		
January 1 to March 31, 2003	$ 15.46	$ 10.00
April 1 to June 30, 2003	24.25	13.76
July 1 to September 30, 2003	25.32	18.70
October 1 to December 31, 2003	20.53	17.15
Fiscal 2004:		
January 1 to March 31, 2004	20.74	15.60
April 1 to June 30, 2004	21.33	17.51
July 1 to September 30, 2004	22.10	17.78
October 1 to December 31, 2004	23.24	18.21

We have never paid dividends to common stockholders since inception and do not intend to pay dividends to common stockholders in the foreseeable future. We intend to retain earnings to finance our operations.

(b) Sales of Unregistered Securities

None.

Item 6. *Selected Financial Data*

The selected financial data set forth below has been derived from our audited financial statements. The information set forth below should be read in conjunction with the financial statements and notes thereto, as well as other information contained in this Report which could have a material adverse effect on our financial condition and results of operations. In particular, refer to the matters described under the heading "Certain Factors That May Affect Future Results" in this Report.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Statement of Operations Data:					
Sales, net	$ 103,194	$ 77,561	$ 52,930	$ 19,594	$ 31,456
Cost of sales	51,434	41,355	27,362	12,533	25,711
Gross profit	51,760	36,206	25,568	7,061	5,745
Operating expenses	29,233	21,909	14,699	8,262	12,358
Operating income (loss)	22,527	14,297	10,869	(1,201)	(6,613)
Other income (expense), net	(452)	(397)	(2,553)	(3,272)	(1,839)
Income (loss) before income taxes	22,075	13,900	8,316	(4,473)	(8,452)
Income tax provision (benefit)	7,423	5,412	(15,130)	—	—
Net income (loss)	14,652	8,488	23,446	(4,473)	(8,452)
Returns to preferred stockholders	(90)	(275)	(481)	(9,060)	(1,443)
Net income (loss) applicable to common stockholders	$ 14,562	$ 8,213	$ 22,965	$ (13,533)	$ (9,895)
Net income (loss) per share:					
Basic	$0.84	$0.56	$1.98	$(1.57)	$(1.89)
Diluted	$0.75	$0.46	$1.44	$(1.57)	$(1.89)
Weighted average shares outstanding:					
Basic	17,402	14,709	11,588	8,629	5,232
Diluted	19,433	18,375	16,322	8,629	5,232

	At December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Balance Sheet Data:					
Current assets	$ 56,978	$ 51,698	$ 25,617	$ 11,304	$ 11,239
Total assets	104,291	85,364	51,128	17,638	16,914
Current liabilities	5,012	4,647	10,353	5,155	15,529
Long-term debt	3,000	3,935	6,083	2,291	2,700
Stockholders' equity (deficit)	96,280	76,782	34,692	8,895	(1,315)
Working capital (deficit)	51,967	47,051	15,264	6,149	(4,290)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We develop, make and sell generic drugs. In 2005, we expect to continue to increase our sales of generic drug products by attempting to increase sales of our existing products and by obtaining approvals from the FDA for new products. To accomplish these objectives, in 2003, we entered into a long-term lease for our new facility in Cranbury, New Jersey, which we intend to use for our solid and semi-solid dosage manufacturing operations and our executive offices. In 2004, we moved our executive offices to our new facility and we plan to move our manufacturing operations to the new facility in 2005. Also, in 2003, we purchased the building and leasehold improvements at our facility located at 6 Hollywood Court, South Plainfield, New Jersey, where we currently house all of our manufacturing operation and which we intend to use in the future for our liquids manufacturing business. See "Liquidity and Capital Resources" below. In November 2003, we acquired substantially all the assets of LiquiSource, Inc., a privately-held developer and manufacturer of prescription liquid pharmaceuticals. We intend to continue development of our liquids formulation ability and position ourselves to add liquids products to our product line, through our utilization of the acquired assets.

In the section of this Report entitled "Certain Factors That May Affect Future Results," we have described several risk factors which we believe are significant. We consider each of these risks specific to us, although some are industry or sector related issues which could also impact, to some degree, other businesses in our market sector. You should give very careful consideration to these risks when you evaluate us.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 1 to our financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. As a result, these policies are subject to an inherent degree of uncertainty. In applying these policies, our management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates and judgments on our historical experience, the terms of existing contracts, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various other assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about our reported operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies include:

Inventories. We state inventories at the lower of average cost or market, with cost being determined based upon the first-in first-out method. In evaluating whether inventory is to be stated at cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell existing inventory and expected market conditions, including levels of competition. We establish reserves, when necessary, for slow-moving and obsolete inventories based upon our historical experience and management's assessment of current product demand. We evaluate the adequacy of these reserves quarterly. If we were to determine that our inventory was overvalued based upon the above factors, then we would have to increase our reserves.

Revenue Recognition and Accounts Receivable. We recognize revenue on product sales when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance that we will collect the sales proceeds. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment. Thus, we principally recognize revenue upon shipment and, in certain cases, recognize revenue when customers receive shipments.

Allowances for Returns and Price Adjustments. Our product revenues are typically subject to agreements with customers allowing chargebacks, rebates, rights of return, pricing adjustments and other allowances. Based on our agreements and contracts with our customers, we calculate allowances for these items when we recognize revenue and we book the allowances as reserves against accounts receivable. Chargebacks, primarily from wholesalers, are the most significant of these items. Chargebacks result from arrangements we have with customers establishing prices for products for which the customers independently select a wholesaler from which to purchase. A chargeback represents the difference between our invoice price to the wholesaler, which is typically stated at wholesale acquisition cost, and the end customer's contract price, which is lower. We credit the wholesaler for purchases by end customers at the lower price. Therefore, we record these chargebacks at the time we recognize revenue in connection with our sales to wholesalers. We base these reserves primarily on our contractual arrangements and, to a lesser extent, historical chargeback experience. The majority of our sales are made to wholesalers. For 2004, two wholesalers, McKesson Corporation and Cardinal Health, accounted for approximately 17% and 12% of our sales, respectively. We continually monitor the wholesaler inventory levels and the corresponding reserve estimates and compensate for contractual changes, giving consideration to our observations of current pricing trends and we make adjustments to our provisions for chargebacks and similar items when we believe that the actual credits will differ from our original provisions. To date, actual amounts have not differed materially from our estimates.

Consistent with industry practice, we maintain a policy that allows our customers to return product. Our estimate of the provision for returns is based upon our historical experience with actual returns.

Price adjustments, also referred to as "shelf stock adjustments" are credits issued to reflect decreases in the selling prices of our products which our customer has remaining in its inventory at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated shelf stock adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price and inventory held by the customer.

Allowance for Doubtful Accounts. We have historically provided financial terms to customers in accordance with what management views as industry norms. Financial terms, for credit-approved customers, are generally on a net 30-60 day basis, though most customers are entitled to a prompt payment discount. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering factors such as economic conditions and each customer's payment history and creditworthiness. If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management's expectations, we might have to increase our allowance for doubtful accounts.

Income Taxes. Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted income tax rates expected to be in effect when the taxes are actually paid or recovered. A deferred tax asset is also recorded for net operating loss, capital loss and tax credit carryforwards to the extent their realization is more likely than not. Generally, the deferred tax benefit or expense for the period represents the change in the deferred tax asset or liability from the beginning to the end of the period.

As of December 31, 2002, we had a net operating loss carryforward of approximately $51.6 million for federal income tax purposes. During the fourth quarter of 2002, management determined that it was more likely than not that these benefits will be realized in future periods prior to expiration of the carryforward period. Therefore, we recognized the related deferred tax asset for this and other temporary differences, which resulted in an income tax benefit that increased net income by $15,130,000, or $0.93 per diluted share, for 2002. Since we recognized this tax benefit during the fourth quarter of 2002, we have reported net income as if we were fully taxed. We do not, however, expect to pay federal income taxes, other than the alternative minimum tax, until we fully utilize our net operating loss carryforwards.

In the fourth quarter of 2004, management determined that it was more likely than not that certain additional deferred income tax benefits will be realized in the future. Therefore, we recognized additional income tax benefits of $864,000, or $0.04 per diluted share, for 2004.

If, in future periods, we determine that we are not likely to realize these tax benefits, then we would increase our reserve against the asset, the amount of which would be deducted from income during the period in which we increase the reserve.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales. Sales for the year ended December 31, 2004 were $103,193,652, compared to $77,561,115 for the year ended December 31, 2003. The increase in sales of $25,632,537, or 33%, is primarily due to a greater number of products available for sale. In 2004, we received 16 FDA approvals for eight new product families in 22 different product strengths. At December 31, 2004, we had 30 FDA-approved product families in 70 different product strengths available for sale.

Cost of Sales. Cost of sales was $51,433,991, or 49.8% of sales, for the year ended December 31, 2004, compared to $41,355,192, or 53.3% of sales, for the year ended December 31, 2003. The increase in the gross profit margin to 50.2% from 46.7% is primarily due to a favorable product mix including sales of an increased number of first-to-market products.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2004 were $14,001,498, or 13.6% of net sales, compared to $10,696,864, or 13.8% of net sales, for the year ended December 31, 2003. Our expenses increased by $3,304,634 for the year ended December 31, 2004 compared to the prior year, primarily due to increases in salaries and benefits, business insurance, and advertising expenses of approximately $2,125,000, $631,000 and $1,747,000, respectively. These increased expenses were partially offset by cost savings of approximately $890,000 and $209,000 in sales commissions and investor relations fees, respectively. We added several new employees during 2004 to support our growth effort. The increased expenses for business insurance relate to increased product sales which require additional insurance coverage. We increased our presence at a number of industry trade shows, in addition to increasing our marketing and promotional expenses. The cost reductions are the direct result of our increased focus on reducing our dependence on third party vendors. The expiration of our sales agreement with Bi-Coastal Pharmaceutical Corporation contributed to the commissions cost savings. Our decision to move the majority of our investor relations activities in-house resulted in the investor relations cost savings. As of December 31, 2004, we had 50 full-time employees in selling, general and administrative positions compared to 38 full-time employees in similar positions at December 31, 2003.

Research and Development. Research and development expenses for the year ended December 31, 2004 were $15,231,815, or 14.8% of net sales, compared to $11,212,418, or 14.5% of net sales, for the year ended December 31, 2003. A significant portion of these expenses relate to research which is currently being conducted to develop generic drugs. The increase of $4,019,397 is primarily due to an increase in salaries expense of approximately $2,043,000, as well as milestone payments to raw material suppliers and independent contract research organizations working with us to develop new products and biostudies and outside assays of approximately $726,000. The balance of the increase, approximately $1,250,000, is due to increased activity in supporting a higher number of research projects, offset by various cost savings in other areas. These support activities include quality assurance, stability testing and regulatory support. We received FDA approval for 16 new products during the year ended December 31, 2004. As of December 31, 2004, we had six ANDA applications pending approval with the FDA.

Operating Income. Our operating income for the year ended December 31, 2004 increased by $8,229,707 to $22,526,348, compared to operating income of $14,296,641 for the year ended December 31, 2003. The increase in operating income resulted from increased net sales and gross margins, which exceeded the greater operating expenses incurred to support our continued growth.

Other Income (Expense). Interest and financing expenses for the year ended December 31, 2004 were $188,463, compared to $543,849 for the year ended December 31, 2003. Our interest and financing expenses decreased by $355,386. Interest expense decreased as we paid down debt obligations in July 2003 with our June 2003 private placement proceeds and as we paid off $1,030,000 in New Jersey Economic Development Authority bonds and unsecured notes payable of $150,000 in May 2004 and June 2004, respectively. Miscellaneous income (expense) was $(144,612) for the year ended December 31, 2004, compared to $388,755 for the year ended December 31, 2003. The decrease is primarily due to a decrease of $238,045 in interest income on the RxBazaar note receivable and decreased interest on cash balances.

Income Taxes. Income tax expense for the year ended December 31, 2004 was $7,423,000, compared to income tax expense of $5,412,000 for the year ended December 31, 2003. Our effective tax rate for the year ended December 31, 2004 and 2003 was 33.6% and 38.9%, respectively. The decrease in our effective tax rate is due to a lower effective rate for state taxes, adjustment of the valuation allowance, and the recognition of $864,000 of additional deferred income tax benefits. The recognition of the additional deferred income tax benefits increased diluted earnings per share by $0.04. Our income tax expense is primarily a non-cash expense. We do not expect to pay federal income tax, other than the alternative minimum tax, until we fully utilize our net operating loss carryforwards.

Net Income. We recorded net income of $14,651,833 for the year ended December 31, 2004, compared to net income of $8,487,548 for the year ended December 31, 2003. We recorded net income applicable to common stockholders of $14,562,191, or $0.84 per share, for the year ended December 31, 2004, compared to net income applicable to common stock of $8,212,989, or $0.56 per share, for the year ended December 31, 2003. Diluted earnings per share were $0.75 for the year ended December 31, 2004, compared to diluted earnings per share of $0.46 for the year ended December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales. Sales for the year ended December 31, 2003 were $77,561,115, compared to $52,930,121 for the year ended December 31, 2002. The increase in sales of $24,630,994, or 46.5%, is primarily due to a greater number of products available for sale as well as higher demand for our products. From June 30, 2001 to December 31, 2003, we have received FDA approval for 17 new product families in 39 different product strengths. During the year ended December 31, 2003, we had 22 FDA approved product families in 48 different strengths available for sale, compared to 14 FDA approved product families in 30 different strengths available for sale during the year ended December 31, 2002.

Cost of Sales. Cost of sales was $41,355,192, or 53.3% of sales, for the year ended December 31, 2003, compared to $27,361,610, or 51.7% of sales, for the year ended December 31, 2002. The decrease in the gross profit margin to 46.7% from 48.3% is primarily attributable to sub-optimal utilization of our manufacturing capacity in the first quarter of 2003. A part of our capacity expansion, our 6 Hollywood Court manufacturing facility underwent substantial reconfiguration resulting in downtime and unabsorbed labor costs and other overhead in the first quarter of 2003. All current manufacturing upgrades, relocations and additional equipment installations to this location are now complete, allowing us to resume normal manufacturing operations. However, we continue to face labor inefficiencies due to capacity constraints within the 6 Hollywood Court manufacturing facility. These inefficiencies also contributed to the decrease in gross profit margin. Finally, the 2003 product mix also contributed to the decline in gross profit margins.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2003 were $10,696,864, compared to $7,754,153 for the year ended December 31, 2002. Our expenses increased by $2,942,711 for the year ended December 31, 2003 compared to the prior year. The increase is primarily due to increases in salaries and benefits, sales commissions, advertising and trade show expenses, and professional fees of approximately $667,000, $223,000, $1,389,000 and $663,000, respectively. As of December 31, 2003, we had 38 full-time employees in selling, general and administrative positions compared to 35 full-time employees in similar positions at December 31, 2002. We expect to add additional employees in the future to support our anticipated sales growth.

Research and Development. Research and development expenses for the year ended December 31, 2003 were $11,212,418, compared to $6,944,952 for the year ended December 31, 2002. A significant portion of these expenses relate to research which is currently being conducted to develop generic drugs. The increase of $4,267,466 is primarily due to an increase in laboratory supplies, milestone payments to raw material suppliers working in conjunction with us to develop new products and biostudies conducted by independent contract research organizations of approximately $282,000, $1,110,000 and $658,000, respectively. The balance of approximately $2,217,000 is due to increased activity in supporting a higher number of research projects. These support activities include quality assurance, stability testing and regulatory support. At this time approximately 40 quality and regulatory employees are providing the support function for the primary research and development activity. As of December 31, 2003, we had 16 new products pending approval with the FDA and expect to increase our research and development activities for a broad range of products over the next several months.

Operating Income. Our operating income for the year ended December 31, 2003 increased by $3,427,235 to $14,296,641, compared to our operating income of $10,869,406 for the year ended December 31, 2002. The increase in operating income resulted from increased net sales and gross margins, which exceeded the greater operating expenses incurred to support our continued growth.

Other Income (Expense). Interest and financing expenses for the year ended December 31, 2003 were $543,849, compared to $517,723 for the year ended December 31, 2002. Other expenses also includes a $241,999 loss on early retirement of debt. Miscellaneous income of $388,755 for the year ended December 31, 2003 primarily consists of interest income from cash deposits resulting from the sale of common stock and the RxBazaar note receivable partially offset by miscellaneous expenses.

Income Taxes. As of December 31, 2002, we had a net operating loss carryforward for federal income tax purposes of approximately $51.6 million. During the fourth quarter of 2002, management determined that it was more likely than not that these benefits will be realized in future periods prior to expiration of the carryforward period. Therefore, we recognized the related deferred tax asset for this and other temporary differences, which resulted in a net income tax benefit that increased net income by $15,130,000, or $0.93 per diluted share, for 2002.

Income tax expense for the year ended December 31, 2003 was $5,412,000 or $0.29 per diluted share and our effective tax rate was 38.9%. Because of our ability to use the net operating loss carryforwards, our income tax expense is primarily a non-cash expense. We do not expect to pay federal income taxes, other than the alternative minimum tax, until we fully utilize our net operating loss carryforwards.

Net Income. We recorded net income of $8,487,548 for the year ended December 31, 2003, compared to net income of $23,445,940 for the year ended December 31, 2002. We recorded net income applicable to common stockholders of $8,212,989, or $0.56 per basic share, for the year ended December 31, 2003, compared to net income applicable to common stock of $22,964,797, or $1.98 per basic share, for the year ended December 31, 2002. Diluted earnings per share were $0.46 for the year ended December 31, 2003, compared to diluted earnings per share of $1.44 for the year ended December 31, 2002.

Liquidity and Capital Resources

As of December 31, 2004, we had working capital of $51,966,837, compared to working capital of $47,050,765 at December 31, 2003. Cash was $11,650,886 as of December 31, 2004, compared to $20,065,248 at December 31, 2003. The $4,916,072 increase in our working capital is primarily due to our net income of $14,651,833 for the year ended December 31, 2004, non-cash expenses for deferred taxes, depreciation and amortization of $9,535,073 and net proceeds of $2,174,719 received on exercise of options and warrants being offset by our additional investment of $24,277,008 in property and equipment. The repayment of our New Jersey Economic Development Authority bonds in May 2004 decreased working capital by $409,000 as we used deposits held by the bond trustee to repay the majority of the outstanding $1,030,000 debt. We expect to make additional investments of approximately $5,000,000 in property and equipment in 2005. Most of the expected additional investments in 2005 will be made on our newly leased Cranbury manufacturing facility. Our new facility should allow us to expand our current manufacturing capabilities and alleviate certain current manufacturing constraints. In addition, the new facility should allow us to consolidate a portion of our existing operations upon expiration of current lease obligations.

Other significant changes in our working capital components in 2004 include increases of $9,252,357 in accounts receivable and $1,502,667 in inventory. The 107% increase in accounts receivable is primarily due to the $8,683,547 increase in sales for the fourth quarter of 2004 compared to the fourth quarter of 2003. The accounts receivable allowance at December 31, 2004 includes allowances for customer chargebacks, rebates, returns, other pricing adjustments and doubtful accounts. Our allowance consists primarily of allowances stipulated by contracts with major drug wholesalers that are customary in the generic drug industry. We establish these allowances as we recognize the sales and monitor these allowances on an ongoing basis. To date, actual amounts have not differed materially from our estimates. The increase in inventory was primarily due to an increase of $1,372,292 in raw materials necessary to support our increased level of production to meet sales increases. Management expects accounts receivable and inventory will continue to increase over the near term as sales continue to increase. Our stated working capital, accounts receivable and inventory values depend on various estimates and judgments of management. See "Critical Accounting Policies."

During the year ended December 31, 2003, we sold 1,627,500 shares of common stock for gross proceeds of $30,922,500 and converted $2,150,000 of unsecured notes payable into common stock. The remaining proceeds from the issuance of common stock are being used for our planned investments in property and equipment and the expansion of our research and development activities.

On March 2, 2004, we entered into a new $20 million revolving credit agreement with our existing lender. This new revolver replaced the existing revolving credit facility of $10 million. The new revolver bears interest at LIBOR plus 1.25% based upon our current leverage ratio and requires no monthly principal payments. In addition, the new revolver is expandable to $30 million upon our request and the approval of the bank. The revolver matures in March 2007.

A summary of our contractual obligations at December 31, 2004 is as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**2005**	**2006-2007**	**2008-2009**	**After 2009**
Debt Obligations	$ 3,000,000	$ —	$ 3,000,000	$ —	$ —
Operating Leases	14,107,438	1,560,540	2,620,667	2,575,264	7,350,967
Total	$17,107,438	$ 1,560,540	$ 5,620,667	$ 2,575,264	$ 7,350,967

In addition to the contractual obligations listed in the above chart, at December 31, 2004 we had several open purchase orders for raw materials, supplies, and ongoing construction activities. We do not believe the open purchase orders were materially significant, either individually or in aggregate, and are a normal part of our daily operations.

We expect to fund our working capital needs from operations and from amounts available from borrowings under our secured working capital credit facility. If we need additional working capital to fund future expansion, we will seek an increase in our line of credit or other debt financing before selling additional equity securities, although there is no guarantee that we will be able to secure such financing.

Environmental Liability

We have no known material environmental violations or assessments.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS No. 123R"). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. The statement also expands the models that are allowed in calculating the expense. SFAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Accordingly we will adopt the provisions of this statement commencing with the quarter ending September 30, 2005. If we had included the fair value of employee stock options in our financial statements, our net income for the years ended December 31, 2004, 2003 and 2002 would have been as disclosed in Note 1 to our audited financial statements. Accordingly, the adoption of SFAS No. 123R is expected to have an effect on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS No. 151") Inventory Costs - an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing accounting principles, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on our financial position or results of operations.

Certain Factors That May Affect Future Results

We may have difficulty managing our growth.

We have been experiencing a period of rapid growth that has placed a strain on our resources. Revenue from our operations for the year ended December 31, 2004 increased by 33% to $103,193,652. The number of our employees increased from 95 in March 2001 to 421 as of February 15, 2005. We anticipate that our revenues and business activities will continue to grow in 2005. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and our manufacturing processes and compliance programs, as well as the operational and administrative tasks associated with integrating new personnel and managing expanding operations. The challenges inherent in managing growth are significant. If we are unable to meet these challenges, we could experience a material adverse effect on the quality of our products, our ability to retain key personnel, our operating results and financial condition.

If we are unable to retain our key personnel or continue to attract additional qualified professionals we may be unable to carry out our plans to maintain or expand our business.

Our future success depends, to a significant degree, on the skill, experience and efforts of our chief executive officer and the other members of our senior management team. The loss of any member of our senior management team could have a material adverse effect on our business. Also, because of the nature of our business, our ability to develop new generic drug products and to compete with our current and future competitors depends to a large extent upon our ability to attract and retain qualified scientific, technical and professional personnel. The loss of key scientific, technical or professional personnel or our failure to recruit additional key personnel could materially and adversely affect our business. There is intense competition for qualified personnel in the areas of our activities, and we cannot assure you that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business.

We face intense competition from other manufacturers of generic drugs.

In order to succeed in the generic drug business, we need to achieve a significant share of the market for each generic drug we market. The generic drug manufacturing and distribution business is highly competitive. We compete with several companies that are better capitalized than we are and that have financial and human resources significantly greater than ours. Because we manufacture generic drugs, our products, by their very nature, are chemically and biologically equivalent to the products of our larger and profitable competitors. Also, we believe that, as a rule, the first one or two companies to bring a generic alternative to the market will capture the highest market share for that product. We intend to compete by, among other things, being the first to market certain new generic drug products. These larger companies, with their greater resources, could bring products to market before us and could capture a significant share of the market at our expense, preventing us from executing this business strategy.

Recently several foreign companies, primarily from Europe and India, have entered the U.S. generic market either by establishing manufacturing subsidiaries or by forming marketing alliances with U.S. generic companies. Foreign companies, especially those from India, enjoy lower manufacturing costs, labor costs and tax rates. They may also leverage these advantages over U.S. manufacturers through backward integration, by combining the research and development talent necessary to develop active drug ingredients with the ability efficiently to make the finished dosage products. The result is increased competition and downward pressure on prices. In certain cases, foreign companies' prices could become so low that competing U.S. companies could not profitably manufacture certain drugs and therefore be forced to discontinue the products. Almost all these companies also operate in less stringent patent and intellectual property protection environments and lead US companies in R&D timings. These factors are present in the US generic drug industry today and are likely to have continued increasing influence, resulting in intensified competition, lower prices and lower margins industry-wide over the next several years. We may seek opportunities to form an alliance with one or more foreign companies. Whether we would succeed in forming such an agreement, and the exact nature of any such arrangement, is unknown.

Our revenues and gross profit from individual generic drug products are likely to decline as competing firms introduce their own generic equivalents.

Revenues and gross profit derived from generic drug products tend to follow a pattern based on regulatory and competitive factors that we believe to be unique to the generic pharmaceutical industry. As patents or other exclusivity periods for brand name products expire, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product often is able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for the product, the first manufacturer's market share and the price of the product will typically decline. Therefore, our revenues and gross profits from individual generic pharmaceutical products are likely to decline over time as a result of increased competition. We can give no assurance that we will be able to develop new generic drug products that we believe will be necessary to achieve sufficient gross profit margins.

In some circumstances, we may retroactively reduce the price of products that we have already sold to customers but that have not been resold by such customers.

In some circumstances, we may issue to our customers credits for products that we previously sold to them but that have not been resold by them. These credits effectively constitute a retroactive reduction of the price of products already sold. We estimate and record reserves with respect to these potential credits based on historical experience, our observations of buying patterns and current pricing trends. Actual credits claimed by our customers could differ significantly from those estimates.

Our ability to develop liquid formulations is unproven.

In November 2003, we acquired the assets of LiquiSource, Inc., a developer of liquid pharmaceutical products. We intend to use the LiquiSource assets to leverage our ongoing research and development efforts. We will seek opportunities to develop liquid formulations for solid and semi-solid dosage products that we currently manufacture. However, we have not previously developed or sold liquid formulations and we expect that it will be some time before we can bring any new liquid products to market. We can give no assurance that we will successfully integrate the LiquiSource business into our ongoing operations or that we will develop the ability to manufacture and sell liquid products on a profitable basis.

We are obligated to issue a large number of shares of common stock at prices lower than market value which may reduce the market price of our outstanding common stock.

We are obligated to issue a large number of shares of common stock at prices below market value. Therefore, our common stock could lose value if a large number of these shares are issued into the market. As of February 15, 2005, 18,425,119 shares of common stock were issued and outstanding. We have reserved 2,860,250 shares of common stock for issuance pursuant to options and warrants granted to our employees, officers, directors and investors. The holders of these convertible securities likely would only exercise their rights to acquire common stock at times when the exercise price is lower than the price at which they could buy the common stock on the open market. Because we would likely receive less than current market price for any shares of common stock issued upon exercise of options and warrants, the exercise of a large number of these convertible securities could reduce the per-share market price of common stock held by existing investors.

Specifically, public resales of shares of our common stock following exercises may depress the prevailing market price of our common stock. Even prior to the time of actual exercises of derivative securities, the perception of a significant market "overhang" resulting from the existence of our obligation to honor such exercises could depress the market price of our common stock.

The value of our common stock has fluctuated widely and investors could lose money on their investments in our stock.

The price of our common stock has fluctuated widely in the past and it is likely that it will continue to do so in the future. The market price of our common stock could fluctuate substantially based upon a variety of factors including:

- quarterly fluctuations in our operating results;
- announcements of new products by us or our competitors;
- key personnel losses;
- sales of common stock;
- developments or announcements with respect to industry standards, regulatory matters, patents or proprietary rights; and
- general economic and political conditions.

During 2004, the market price of our common stock fluctuated between approximately $15.60 and approximately $23.24, and was approximately $20.66 on February 15, 2005. These broad market fluctuations could adversely affect the market value of our common stock in that, at the current price, any fluctuation in the dollar price per share could constitute a significant percentage decrease in the value of a stockholder's investment.

We may face product liability for which we may not be adequately insured.

The testing, marketing and sale of drug products for human use is inherently risky. Liability might result from claims made directly by consumers or by pharmaceutical companies or others selling our products. We presently carry product liability insurance in amounts that we believe to be adequate, but we can give no assurance that such insurance will remain available at a reasonable cost or that any insurance policy would offer coverage sufficient to meet any liability arising as a result of a claim. We can give no assurance that we will be able to obtain or maintain adequate insurance on reasonable terms or that, if obtained, such insurance will be sufficient to protect us against such potential liability or at a reasonable cost. The obligation to pay any product liability claim or a recall of a product could have a material adverse affect on our business, financial condition and future prospects.

Intense regulation by government agencies may delay our efforts to commercialize our proposed drug products.

Our products and business activities are highly regulated, principally by the FDA, the U.S. Drug Enforcement Agency, state governments and governmental agencies of other countries. Federal and state regulations and statutes impose certain requirements on the testing, manufacturing, labeling, storage, recordkeeping, approval, advertising and promotion of our products. Also, some of our products contain narcotic ingredients. Regulations pertaining to the sale of such drugs may prove difficult or expensive to comply with, and we and other pharmaceutical companies may face lawsuits. If we are alleged to be out of compliance with applicable requirements, then we would face judicial and administrative sanctions, including seizures of adulterated or misbranded products, injunction actions, fines and criminal prosecutions. Any of these events could disrupt our business and our ability to supply products to our customers. In April 2004, we received a warning letter from the FDA regarding our reporting of adverse drug events. We believe that we have responded to the FDA's observations in a timely and effective manner and do not expect this event to materially affect our operations. However, we can give no assurance that this or other regulatory actions by the FDA or other agencies will not impede or delay our efforts to commercialize our proposed products.

We depend on third parties to supply the raw materials used in our products; any failure to obtain a sufficient supply of raw materials from these suppliers could materially and adversely affect our business.

Before we can market any generic drug, we must first obtain FDA approval of our proposed drug and, also, of the active drug raw materials that we use. We rely on third parties to supply all raw materials used in our products. All of our third-party suppliers and contractors are subject to FDA and other regulatory oversight. In many instances, our FDA approvals cover only one source of raw materials. If raw materials from that approved supplier were to become unavailable, we would be required to file a supplement to our Abbreviated New Drug Application to use a different manufacturer and revalidate the manufacturing process using a new supplier's materials. This could cause a delay of several months in the manufacture of the drug involved and the consequent loss of potential revenue and market share.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We do not use any derivative financial instruments. All of our direct sales are in the United States and denominated in U.S. dollars. Our exposure to market risk for a change in interest rates relates primarily to our debt instruments. Our debt instruments, at December 31, 2004, are subject to variable interest rates, which float based upon a spread over LIBOR or U.S. bank prime rate. Management does not believe that any risk inherent in these instruments is likely to have a material effect on our financial statements.

Item 8. *Financial Statements and Supplementary Data*

Our audited financial statements and the related reports of our independent registered public accounting firm are presented in the following pages. The financial statements and reports filed in this Item 8 are as follows:

Report of Independent Registered Public Accounting Firm on Management's Report on Internal Control Over Financial Reporting	27
Report of Independent Registered Public Accounting Firm on Financial Statements	28
Financial Statements:	
Balance Sheets - December 31, 2004 and 2003	29
Statements of Income - Years Ended December 31, 2004, 2003 and 2002	30
Statements of Changes in Stockholders' Equity - Years Ended December 31, 2004, 2003 and 2002	31
Statements of Cash Flows - Years Ended December 31, 2004, 2003 and 2002	32
Notes to Financial Statements	33

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

"Disclosure controls and procedures" are controls and other procedures designed to ensure that we timely record, process, summarize and report the information that we are required to disclose in the reports that we file or submit with the SEC. These include controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information which is required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Our principal executive officer and principal financial officer have evaluated this system of disclosure controls and procedures and have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. "Internal control over financial reporting" refers to the process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The process of designing and reviewing our system of internal accounting controls involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. From our assessment we believe that, as of December 31, 2004, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Wolf & Company, P.C., issued an attestation report on our assessment of our internal control over financial reporting. This report appears on page 27.

Changes to Internal Control Over Financial Reporting

During 2004, we began and partially completed the process of moving to new facilities. In connection with this move, we adapted our internal control over financial reporting to account for our expanded operations. Also, in 2004 we migrated to a new and advanced Oracle® enterprise resource planning (ERP) system, designed to align and integrate various information gathering, analysis and reporting processes through software applications. The new system has been designed to allow us to retain the control and integrity of our information systems as we grow in the future. The new system includes financial reporting applications, such as general ledger, accounts receivable, accounts payable, inventory management, sales order processing and purchasing. We believe that throughout the implementation process, we maintained internal accounting control systems that are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that produce adequate records for preparation of financial information. There were no other significant changes in our internal controls over financial reporting during 2004.

Except as referred to above there has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Able Laboratories, Inc.
Cranbury, New Jersey

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Able Laboratories, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Able Laboratories, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Able Laboratories, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Able Laboratories, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Able Laboratories, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 10, 2005 expressed an unqualified opinion on those statements.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
February 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Able Laboratories, Inc.
Cranbury, New Jersey

We have audited the accompanying balance sheets of Able Laboratories, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Able Laboratories, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Able Laboratories, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 10, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of Able Laboratories, Inc.'s internal control over financial reporting and an unqualified opinion on the effectiveness of Able Laboratories, Inc.'s internal control over financial reporting.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
February 10, 2005

ABLE LABORATORIES, INC.
BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$11,650,886	$ 20,065,248
Accounts receivable, net of allowances of $38,272,886 and $24,007,583	17,878,380	8,626,023
Inventory	18,105,275	16,602,608
Deferred income tax asset	7,500,000	4,760,000
Prepaid expenses and other current assets	1,843,882	1,644,068
Total current assets	56,978,423	51,697,947
Property and equipment, net	40,228,942	18,953,744
Other assets:		
Debt financing costs, net of accumulated amortization	—	91,708
Cash deposits with bond trustee	—	525,907
Deferred income tax asset	2,743,000	9,709,000
Goodwill	3,922,655	3,904,094
Deposits and other assets	418,082	481,755
Total other assets	7,083,737	14,712,464
	$104,291,102	$85,364,155
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ —	$ 239,038
Accounts payable	2,742,823	3,293,168
Accrued expenses	2,268,763	1,114,976
Total current liabilities	5,011,586	4,647,182
Long-term debt, less current portion	3,000,000	3,935,000
Total liabilities	8,011,586	8,582,182
Commitments and contingencies		
Stockholders' equity :		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none and 17,025 shares of Series Q outstanding (liquidation value $1,702,500 at December 31, 2003)	—	171
Common stock, $.01 par value, 25,000,000 shares authorized, 18,353,281 and 16,761,216 shares issued and outstanding	183,532	167,611
Additional paid-in capital	120,804,537	116,060,210
Accumulated deficit	(24,644,108)	(39,295,941)
Unearned stock-based compensation	(64,445)	(150,078)
Total stockholders' equity	96,279,516	76,781,973
	$104,291,102	$85,364,155

See accompanying notes to financial statements.

ABLE LABORATORIES, INC.
STATEMENTS OF INCOME

	Years Ended December 31,		
	2004	2003	2002
Sales, net	$103,193,652	$ 77,561,115	$52,930,121
Cost of sales	51,433,991	41,355,192	27,361,610
Gross profit	51,759,661	36,205,923	25,568,511
Operating expenses:			
Selling, general and administrative	14,001,498	10,696,864	7,754,153
Research and development	15,231,815	11,212,418	6,944,952
Total operating expenses	29,233,313	21,909,282	14,699,105
Operating income	22,526,348	14,296,641	10,869,406
Other income (expense):			
Loss on investment in RxBazaar	—	—	(1,993,403)
Loss on early retirement of debt	(118,440)	(241,999)	—
Interest and financing expense	(188,463)	(543,849)	(517,723)
Miscellaneous income (expense), net	(144,612)	388,755	(42,340)
Other income (expense), net	(451,515)	(397,093)	(2,553,466)
Income before income taxes	22,074,833	13,899,548	8,315,940
Income tax provision (benefit)	7,423,000	5,412,000	(15,130,000)
Net income	14,651,833	8,487,548	23,445,940
Dividends on preferred stock	89,642	274,559	481,143
Net income applicable to common stockholders	$14,562,191	$ 8,212,989	$22,964,797
Net income per share:			
Basic	$ 0.84	$ 0.56	$ 1.98
Diluted	$ 0.75	$ 0.46	$ 1.44
Weighted average shares outstanding:			
Basic	17,401,740	14,709,040	11,587,905
Diluted	19,433,451	18,374,894	16,322,234

See accompanying notes to financial statements.

ABLE LABORATORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2004, 2003 and 2002

	Preferred Stock		Common Stock		Paid-In	Accumulated	Unearned Stock-Based	
	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	Total
Balance at December 31, 2001	67,910	$ 679	11,301,976	$ 113,020	$80,011,072	$(71,229,429)	$ —	$ 8,895,342
Stock options and warrants exercised	—	—	686,067	6,860	277,591	—	—	284,451
Conversion of preferred stock	(14,760)	(147)	566,163	5,662	(5,515)	—	—	—
Warrants issued with debt	—	—	—	—	375,314	—	—	375,314
Cash dividends on preferred stock	—	—	—	—	(476,572)	—	—	(476,572)
Stock-based compensation	—	—	—	—	111,900	—	(111,900)	—
Amortization of unearned stock-based compensation	—	—	—	—	—	—	37,300	37,300
Tax benefit on stock options	—	—	—	—	2,130,000	—	—	2,130,000
Net income	—	—	—	—	—	23,445,940	—	23,445,940
Balance at December 31, 2002	53,150	532	12,554,206	125,542	82,423,790	(47,783,489)	(74,600)	34,691,775
Stock options and warrants exercised	—	—	332,834	3,328	925,071	—	—	928,399
Shares issued in private placement	—	—	1,627,500	16,275	28,937,060	—	—	28,953,335
Conversion of preferred stock	(36,125)	(361)	2,120,579	21,206	(20,845)	—	—	—
Conversion of debt	—	—	126,097	1,260	2,148,693	—	—	2,149,953
Cash dividends on preferred stock	—	—	—	—	(274,559)	—	—	(274,559)
Stock-based compensation	—	—	—	—	145,000	—	(145,000)	—
Amortization of unearned stock-based compensation	—	—	—	—	—	—	69,522	69,522
Tax benefit on stock options	—	—	—	—	1,776,000	—	—	1,776,000
Net income	—	—	—	—	—	8,487,548	—	8,487,548
Balance at December 31, 2003	17,025	171	16,761,216	167,611	116,060,210	(39,295,941)	(150,078)	76,781,973
Stock options and warrants exercised	—	—	592,676	5,927	2,168,792	—	—	2,174,719
Conversion of preferred stock	(17,025)	(171)	999,389	9,994	(9,823)	—	—	—
Cash dividends on preferred stock	—	—	—	—	(89,642)	—	—	(89,642)
Amortization of unearned stock-based compensation	—	—	—	—	—	—	85,633	85,633
Tax benefit on stock options	—	—	—	—	2,675,000	—	—	2,675,000
Net income	—	—	—	—	—	14,651,833	—	14,651,833
Balance at December 31, 2004	—	$ —	18,353,281	$ 183,532	$120,804,537	$(24,644,108)	$(64,445)	$96,279,516

See accompanying notes to financial statements.

ABLE LABORATORIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 14,651,833	$ 8,487,548	$23,445,940
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense (benefit)	6,438,000	4,640,000	(15,880,000)
State tax benefit for stock options	463,000	307,000	370,000
Loss on investment in RxBazaar	—	—	1,993,403
Loss on early retirement of debt	118,440	241,999	—
Amortization of unearned compensation	85,633	69,522	37,300
Depreciation and amortization	3,011,440	2,185,139	1,049,101
(Increase) decrease in operating assets:			
Accounts receivable	(9,252,357)	(752,497)	(3,227,323)
Inventory	(1,502,667)	(3,448,669)	(8,185,030)
Prepaid expenses and other current assets	(199,814)	(1,490,964)	660,378
Deposits and other assets	589,580	(321,986)	(69,964)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	661,899	(5,278,912)	5,116,712
Net cash provided by operating activities	15,064,987	4,638,180	5,310,517
Cash flows from investing activities:			
Purchase of property and equipment	(24,277,008)	(11,042,935)	(6,376,122)
Purchase of LiquiSource net assets	(18,561)	(4,163,798)	—
Purchase of RxBazaar note receivable	—	—	(2,250,000)
Net cash used for investing activities	(24,295,569)	(15,206,733)	(8,626,122)
Cash flows from financing activities:			
Net proceeds from stock warrants and options	2,174,719	928,399	284,451
Net proceeds from private stock placements	—	28,953,335	—
Net proceeds from debt obligations	—	11,589,422	5,246,745
Payment of debt obligations	(1,200,600)	(12,226,146)	(1,143,974)
Preferred stock dividends paid	(157,899)	(412,336)	(425,756)
Net cash provided by financing activities	816,220	28,832,674	3,961,466
Net change in cash and cash equivalents	(8,414,362)	18,264,121	645,861
Cash and cash equivalents at beginning of year	20,065,248	1,801,127	1,155,266
Cash and cash equivalents at end of year	$11,650,886	$20,065,248	$ 1,801,127
Supplemental cash flow information:			
Interest paid	$ 185,700	$ 456,970	$ 414,988
Income taxes paid	248,232	770,500	137,976
Conversion of debt into common stock	—	2,149,953	—

Additional cash flow information is included in Note 2.

See accompanying notes to financial statements.

ABLE LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The financial statements include the accounts of Able Laboratories, Inc. ("Able"), which is engaged in the development, manufacture and sale of generic pharmaceuticals.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Material estimates, that are particularly susceptible to significant change in the near term, relate to the carrying values of receivables, including allowances for chargebacks, rebates and returns, inventory, the estimated lives of property and equipment and the valuation of deferred income tax assets. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include interest-bearing deposits with original maturities of three months or less.

Accounts Receivable

Allowances for Returns and Price Adjustments. Our product revenues are typically subject to agreements with customers allowing chargebacks, rebates, rights of return, pricing adjustments and other allowances. Based on our agreements and contracts with our customers, we calculate allowances for these items when we recognize revenue and we book the allowances as reserves against accounts receivable. Chargebacks, primarily from wholesalers, are the most significant of these items. They result from arrangements we have with customers establishing prices for products for which the customers independently select a wholesaler from which to purchase. A chargeback represents the difference between our invoice price to the wholesaler, which is typically stated at wholesale acquisition cost, and the end customer's contract price, which is lower. We credit the wholesaler for purchases by end customers at the lower price. Therefore, we record these chargebacks at the time we recognize revenue in connection with our sales to wholesalers. We base these reserves primarily on our contractual arrangements and, to a lesser extent, historical chargeback experience. We continually monitor the wholesaler inventory levels and the corresponding reserves and compensate for contractual changes, giving consideration to our observations of current pricing trends and we make adjustments to our provisions for chargebacks and similar items when we believe that the actual credits will differ from our original provisions.

Consistent with industry practice, we maintain a policy that allows our customers to return product. Our estimate of the provision for returns is based upon our historical experience with actual returns.

Price adjustments, also referred to as "shelf stock adjustments" are credits issued to reflect decreases in the selling prices of our products which our customer has remaining in its inventory at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated shelf stock adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price and estimates of inventory held by the customer.

Allowance for Doubtful Accounts. We have historically provided financial terms to customers in accordance with what management views as industry norms. Financial terms, for credit-approved customers, are generally on a net 30-60 day basis, though most customers are entitled to a prompt payment discount. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering factors such as economic conditions and each customer's payment history and creditworthiness. If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management's expectations, we might have to increase our allowance for doubtful accounts.

Inventory

Inventory is valued at the lower of average cost or market on a first-in first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Depreciation expense is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful life of the asset or the life of the related lease term.

Debt Financing Costs

Debt financing costs are being amortized on a straight-line basis over the term of the debt. The related amortization expense for 2004, 2003 and 2002 was $3,668, $11,136 and $14,400, respectively.

Impairment of Long-Lived and Intangible Assets

We continually evaluate whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived assets may require revision or that the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, we use various methods to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Goodwill is evaluated using a two-step impairment process, which we perform annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment while the second step, if necessary, measures the impairment. We have elected to perform the required annual impairment test of our goodwill on the first day of our fiscal fourth quarter.

Revenue Recognition

Revenues from product sales are principally recognized when products are shipped and in certain cases revenues are recognized when shipments are received by customers. Revenues from sales may be subject to agreements allowing chargebacks, rebates, rights of return and other allowances. We provide allowances for potential uncollectible accounts, chargebacks, rebates, returns and other allowances. Allowances for chargebacks, rebates, returns and other allowances are established concurrently with the recognition of revenue.

Shipping and handling fees billed to customers are recognized in net sales. Shipping and handling costs we incur are included in cost of sales.

Advertising Costs

Advertising costs are charged to expense when incurred. Advertising expense for 2004, 2003 and 2002 was $3,137,934, $1,390,889 and $113,603, respectively.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted income tax rates expected to be in effect when the taxes are actually paid or recovered. A deferred tax asset is also recorded for net operating loss, capital loss and tax credit carryforwards to the extent their realization is more likely than not. Generally, the deferred tax benefit or expense for the period represents the change in the deferred tax asset or liability from the beginning to the end of the period.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under our stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. In 2005, we plan to adopt the fair value accounting model for stock-based employee compensation under SFAS No. 123 as revised in December 2004 (see Recent Accounting Pronouncements).

At December 31, 2004, we had two stock-based compensation plans and stock options issued outside of the plans, which are described more fully in Note 9. We apply APB Opinion No. 25 and related Interpretations in accounting for stock options issued to employees and directors. Had compensation cost for stock options issued to employees and directors been determined based on the fair value at the grant dates consistent with SFAS No. 123, our net income and net income per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,		
	2004	2003	2002
Net income as reported	$14,651,833	$ 8,487,548	$23,445,940
Add stock-based compensation under APB No. 25	85,633	69,522	37,300
Deduct stock-based compensation under SFAS No. 123	(2,815,718)	(957,330)	(366,910)
Pro forma net income	11,921,748	7,599,740	23,116,330
Less returns to preferred stockholders	89,642	274,559	481,143
Pro forma net income applicable to common stockholders	$11,832,106	$ 7,325,181	$22,635,187
Net income per share:			
Basic - as reported	$ 0.84	$ 0.56	$ 1.98
Basic - Pro forma	$ 0.68	$ 0.50	$ 1.95
Diluted - as reported	$ 0.75	$ 0.46	$ 1.44
Diluted - Pro forma	$ 0.61	$ 0.41	$ 1.42

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income applicable to common stockholders that would result from the assumed issuance.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. There were no other items of comprehensive income during 2004, 2003 and 2002.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS No. 123R"). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. The statement also expands the models that are allowed in calculating the expense. SFAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Accordingly we will adopt the provisions of this statement commencing with the quarter ending September 30, 2005. If we had included the fair value of employee stock options in our financial statements, our net income for the years ended December 31, 2004, 2003 and 2002 would have been as disclosed in Note 1. Accordingly, the adoption of SFAS No. 123R is expected to have an effect on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS No. 151") Inventory Costs - an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing accounting principles, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on our financial position or results of operations.

2. BUSINESS ACQUISITION AND DISPOSITION

Acquisition of LiquiSource, Inc.

On November 17, 2003, we acquired substantially all the net assets of LiquiSource, Inc. for cash of $4,182,359. LiquiSource was a privately held developer and manufacturer of prescription generic liquid pharmaceuticals. The acquisition has been accounted for as a purchase and the results of operations of LiquiSource have been included in our financial statements since the date of acquisition. We acquired inventory of $250,000, property and equipment of $68,565 and other assets totaling $30,000, net of accounts payable and accrued expenses of $88,861. We recorded goodwill of $3,922,655 for the excess of the purchase price over the net assets acquired, which includes acquisition costs of $63,770. Goodwill will not be amortized but will be tested at least annually for impairment. For income tax purposes, we expect the full amount of the goodwill to be deductible over its fifteen-year amortization period.

Unaudited pro forma operating results, assuming the acquisition of LiquiSource had been made as of the beginning of 2002, are as follows:

	Unaudited	
	Year Ended December 31,	
	2003	2002
Sales, net	$ 79,488,499	$ 53,541,999
Net income applicable to common stockholders	$ 8,659,385	$ 23,004,518
Net income per share:		
Basic	$ 0.59	$ 1.99
Diluted	$ 0.49	$ 1.44

Superior Pharmaceutical Company

On February 23, 2001, we sold Superior Pharmaceutical Company to RxBazaar, Inc. for a cash payment of $4,000,000 and the assumption by RxBazaar of our existing 13.5% senior subordinated debt in the amount of $2,248,875. We remained liable for the debt as a guarantor. On June 14, 2002, we purchased the senior subordinated debt of RxBazaar for $2,250,000. The 13.5% notes were due on June 17, 2004, were secured by a third lien on accounts receivable and a second lien on substantially all other assets of RxBazaar, and were subject to an inter-creditor agreement with RxBazaar's asset-based lender. Interest income on the notes for 2004, 2003 and 2002 was $65,705, $303,750 and $166,219, respectively. Due to RxBazaar's financial condition at December 31, 2002, management increased its reserve for the notes receivable to cover the full carrying value of the notes, resulting in a $1,993,403 charge to income. In August 2004, RxBazaar notified us that it had commenced an orderly wind-down of its operations, and on September 10, 2004, RxBazaar filed an assignment for the benefit of creditors. We subsequently assigned the notes receivable to another secured creditor, conditioned on that creditor paying us a portion of the proceeds it receives from the liquidation.

3. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	
	2004	2003
Accounts receivable	$ 56,151,266	$ 32,633,606
Allowances for returns and price adjustments	(38,073,201)	(24,003,684)
Allowance for doubtful accounts	(199,685)	(3,899)
Accounts receivable, net	$ 17,878,380	$ 8,626,023

A summary of the activity in accounts receivable allowances is as follows:

	Returns and Price Adjustments	Doubtful Accounts	Total Allowances
Balance at December 31, 2001	$ 7,966,237	$ 150,585	$ 8,116,822
Additions charged to net sales	56,097,504	—	56,097,504
Additions charged to operating expenses	—	491,120	491,120
Deductions allowed to customers	(51,651,200)	—	(51,651,200)
Write-off of uncollectible accounts	—	—	—
Balance at December 31, 2002	12,412,541	641,705	13,054,246
Additions charged to net sales	95,914,875	—	95,914,875
Additions charged (recoveries credited) to operating expenses	—	(89,805)	(89,805)
Deductions allowed to customers	(84,323,732)	—	(84,323,732)
Write-off of uncollectible accounts	—	(548,001)	(548,001)
Balance at December 31, 2003	24,003,684	3,899	24,007,583
Additions charged to net sales	96,315,082	—	96,315,082
Additions charged to operating expenses	—	195,786	195,786
Deductions allowed to customers	(82,245,565)	—	(82,245,565)
Write-off of uncollectible accounts	—	—	—
Balance at December 31, 2004	$38,073,201	$ 199,685	$38,272,886

4. INVENTORY

Inventory consists of the following:

	December 31, 2004	December 31, 2003
Raw materials	$10,619,845	$ 9,247,553
Work-in-progress	2,124,380	2,153,363
Finished goods	5,361,050	5,201,692
	$18,105,275	$16,602,608

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2004	December 31, 2003	Estimated Useful Lives
Machinery and equipment	$ 15,377,613	$ 10,671,907	3-10 years
Furniture, fixtures and computers	4,057,958	1,678,832	1-7 years
Building and leasehold improvements	22,632,148	9,107,877	1-40 years
Land	561,000	561,000	
Construction in process	5,203,886	1,535,981	
	47,832,605	23,555,597	
Less accumulated depreciation and amortization	(7,603,663)	(4,601,853)	
	$40,228,942	$ 18,953,744	

Depreciation and amortization expense for 2004, 2003 and 2002 was $3,001,810, $2,090,279 and $939,110, respectively.

6. DEBT

Debt consists of the following:

	December 31, 2004	December 31, 2003
Revolving credit agreement	$3,000,000	$3,000,000
NJEDA bonds	—	1,030,000
Unsecured notes payable, net of discount	—	144,038
Total	3,000,000	4,174,038
Less current portion	—	239,038
Long-term debt	$3,000,000	$3,935,000

Equipment Loans and Revolving Credit Agreement

On February 16, 2001, we borrowed $770,000 in an equipment financing transaction. The borrowed amount was payable over a five-year term at an interest rate of 15%. Interest expense for 2002 was $76,216. In October 2002, we repaid the loan.

In October 2002, we entered into a $4,000,000 equipment loan agreement with a commercial bank. On February 24, 2003, we entered into a new $4,000,000 revolving credit agreement and increased the equipment loan to $5,800,000 by amending the existing loan agreement. In April 2003, we increased the amount available under our revolving credit agreement to $10,000,000 and increased the amount available under our equipment loan to $10,000,000. In July 2003, we repaid the equipment loan in full.

On March 2, 2004, we entered into a new $20 million revolving credit agreement (see Note 8) with our existing lender. This new revolver replaces the existing revolving credit facility of $10 million and terminated the equipment loan. In addition, the new revolver is expandable to $30 million upon our request and the approval of the bank. The revolver is secured by substantially all of our assets including accounts receivable, inventory, furniture, fixtures, equipment and intellectual property. The loan is subject to certain financial covenants, including a fixed charge coverage ratio, a leverage ratio and a net worth test. We were in compliance with these covenants at December 31, 2004.

The revolver bears interest at 3.56% at December 31, 2004 (LIBOR plus 1.25% based upon our current leverage ratio), requires no monthly principal payments and matures in March 2007. Interest expense for 2004, 2003 and 2002 was $133,511, $211,930 and $23,803, respectively.

New Jersey Economic Development Authority Bonds

On June 23, 1999, we completed a $2,000,000 Industrial Development Revenue Bond offering issued by the New Jersey Economic Development Authority for the acquisition of machinery and equipment. Interest expense for 2004, 2003 and 2002 was $34,333, $105,594 and $147,121, respectively. The total cost of the bond issue was $216,140 and was being amortized over 15 years. Amortization expense for 2004, 2003 and 2002 was $3,668, $11,136 and $14,400, respectively. In May 2003, we repurchased $670,000 of outstanding bonds for $656,600 upon completion of a tender offer. We recorded a loss on early retirement of debt of $51,962 after the write-off of $65,362 of deferred debt financing costs. In May 2004, we repaid the $1,030,000 balance of the bonds. We paid a call premium of $20,600, other fees and expenses of $9,800 and wrote off the $88,040 balance of deferred debt financing costs resulting in a loss on early retirement of $118,440.

In connection with these bonds, we entered into various agreements with the New Jersey Economic Development Authority and the bondholders, including an escrow agreement pursuant to which we deposited amounts intended to cover our obligations under the bond indenture. These amounts were included in other assets.

Unsecured Notes Payable

In June 2002, we borrowed $2,300,000 from existing institutional and accredited investors, including certain officers of Able and RxBazaar, all of whom were related parties. The 12% unsecured notes matured on June 14, 2004. We also issued immediately exercisable three-year warrants to purchase 170,200 shares of common stock at $5.10 per share to the investors. Proceeds of $375,314 were allocated to the warrants based on their estimated fair value and credited to additional paid-in capital. This amount was reflected as a discount against the notes payable and was amortized, as a component of interest expense, over the life of the notes. Proceeds of this financing were used to purchase the 13.5% senior subordinated notes receivable from RxBazaar. In June 2003, we converted $2,150,000 of notes into 126,097 shares of common stock at $17.05 per share, the fair value of the stock on the transaction date, and repaid $47 of notes in cash. We also wrote off $190,037 of unamortized discount on the notes as a loss on early retirement of debt. The $150,000 balance of the notes was repaid in June 2004. Interest expense for 2004, 2003 and 2002 was $9,000, $128,870 and $150,267, respectively. Discount amortization for 2004, 2003 and 2002 was $5,962, $83,724 and $95,591, respectively.

7. INCOME TAXES

In 2002, we recorded an income tax benefit due to our assessment that it is more likely than not that deferred tax assets (resulting primarily from net operating losses) would be realized in the future. Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31,		
	2004	2003	2002
Current tax provision:			
Federal	$ 97,000	$ 142,000	$ —
State	888,000	630,000	750,000
Total current	985,000	772,000	750,000
Deferred tax provision (benefit):			
Federal	6,203,000	4,333,000	(15,850,000)
State	235,000	307,000	(30,000)
Total deferred	6,438,000	4,640,000	(15,880,000)
Total provision (benefit)	$ 7,423,000	$ 5,412,000	$(15,130,000)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,		
	2004	2003	2002
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Change in valuation reserve	(3.9)	—	(202.0)
State taxes, net of federal tax benefit	4.1	4.4	6.0
Rate differential and other, net	(0.6)	0.5	(19.9)
Effective tax rate	33.6%	38.9%	(181.9)%

The components of the net deferred tax asset are as follows:

	December 31,	
	2004	2003
Deferred tax asset:		
Federal	$ 14,730,000	$ 19,451,000
State	1,814,000	1,784,000
	16,544,000	21,235,000
Valuation reserve	(6,301,000)	(6,766,000)
Net deferred tax asset	$ 10,243,000	$ 14,469,000

The current portion of the deferred tax asset includes the benefit for the utilization of a portion of the net operating loss carryforwards and other current temporary differences. The valuation reserve is allocated between the current and non-current classifications pro-rata based upon when the underlying temporary differences are expected to reverse.

The following differences give rise to deferred income taxes:

	December 31, 2004	December 31, 2003
Net operating loss carryforward	$ 14,624,000	$ 16,205,000
Capital loss carryforward	4,459,000	3,040,000
Research and investment tax credit carryforward	550,000	580,000
Other, net	(3,089,000)	1,410,000
	16,544,000	21,235,000
Valuation reserve	(6,301,000)	(6,766,000)
Net deferred tax asset	$ 10,243,000	$ 14,469,000

There was no significant change to the valuation reserve in 2003. At December 31, 2004, we decreased the valuation reserve by $864,000 based on our assessment that additional deferred tax assets would be realized in the future.

As of December 31, 2004, we have the following tax carryforwards:

Expiration Date	Net Operating Losses Federal	Net Operating Losses State	Federal Tax Credits
		(In thousands)	
December 31, 2005	$ —	$ 67	$ 20
December 31, 2006	—	2,982	100
December 31, 2007	—	2,689	171
December 31, 2008	—	3,403	138
December 31, 2009	—	3,117	121
December 31, 2010	2,532	3,462	—
December 31, 2011	4,446	—	—
December 31, 2017	10,783	—	—
December 31, 2018	5,862	—	—
December 31, 2019	6,350	—	—
December 31, 2020	7,534	—	—
December 31, 2021	2,629	—	—
Total	$ 40,136	$ 15,720	$ 550

In addition, we have alternative minimum tax credit carryforwards of approximately $241,000 at December 31, 2004.

Use of net operating loss and tax credit carryforwards may be subject, in future periods, to annual limitations based on ownership changes in our common stock as defined by the Internal Revenue Code. Capital loss carryforwards of approximately $7,920,000 expire on December 31, 2006 and $3,770,000 expire on December 31, 2010. We determined that the future utilization of the state net operating loss, the capital loss carryforwards and the tax credits is less than "more likely than not" and therefore a substantial portion of the valuation reserve has been allocated to these items.

8. COMMITMENTS AND CONTINGENCIES

Lease Agreements

We lease offices and warehouse facilities under operating leases expiring in various years through September 16, 2015 that require us to pay certain costs such as maintenance and insurance. The following is a schedule of future minimum lease payments for all operating leases (with initial or remaining terms in excess of one year) as of December 31, 2004:

Years Ending December 31,	Amount
2005	$ 1,560,540
2006	1,333,035
2007	1,287,632
2008	1,287,632
2009	1,287,632
Thereafter	7,350,967
Total minimum future lease payments	$ 14,107,438

Rent expense, net of subleases for 2004, 2003 and 2002, was $1,793,308, $812,320 and $572,631, respectively.

Letter of Credit

During September 2004, our bank issued a letter of credit for $1,287,632 as a security deposit under a lease agreement. The letter of credit will expire in September 2005, at which time we have the option to post a new letter of credit or provide a cash deposit. The amount available under our revolving credit agreement (see Note 6) is reduced by the full amount of the letter of credit.

Employment Agreements

As of December 31, 2004, we have employment agreements with certain of our officers that provide for minimum annual salaries, reimbursement of business related expenses and participation in other employee benefit programs. The agreements also include confidentiality, non-disclosure, severance, automatic renewal and non-competition provisions. Salary levels are subject to periodic review by the Compensation Committee.

Contingencies

Legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on our financial position or results of operations.

9. PREFERRED STOCK, COMMON STOCK, OPTIONS AND WARRANTS

Preferred Stock

The Series L Preferred Stock was convertible into common stock at the average of the closing bid price for the three trading days prior to conversion and accrued dividends at the rate of 13.5% per annum. In January 2002, the balance of Series L was converted into 96,555 shares of common stock.

In August 2001, we sold 61,150 shares of Series Q Preferred Stock for $6,115,000 in cash and conversion of outstanding debt. The Series Q carries an 8% dividend and is convertible into common stock at approximately 58.70 shares of common stock for each share of Series Q. We registered the shares of common stock issuable on conversion of the Series Q in July 2002. During 2002, 8,000 shares of Series Q were converted into 469,608 shares of common stock. During 2003, 36,125 shares of Series Q were converted into 2,120,579 shares of common stock. During 2004, the outstanding 17,025 shares of Series Q were converted into 999,389 shares of common stock.

Common Stock

In June 2003, we sold 1,600,000 shares of common stock at $19.00 per share for gross proceeds of $30,400,000. Net proceeds were $28,473,000 after commissions and expenses. We granted the investors rights to purchase up to an additional 440,000 shares at $19.00 per share. In August 2003, investors exercised rights to purchase 27,500 additional shares for net proceeds of $480,335 after commissions and expenses. The balance of the rights expired on October 14, 2003.

Stock Option Plans

We have two stock option plans and have reserved shares of common stock for issuance to employees, officers, directors and consultants. In June 2004, our stockholders approved an amendment to one of the plans, increasing the number of shares reserved for issuance from 600,000 to 1,200,000. Under the plans, the Board of Directors may grant options and establish the terms of the grant in accordance with the provisions of the plans. Plan options are exercisable for up to ten years from the date of issuance and certain options contain a net exercise provision. The following table summarizes the activity of options granted under the plans:

	Years Ended December 31,					
	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	121,667	$11.98	53,334	$ 1.88	57,467	$ 1.95
Granted	809,000	18.77	75,000	18.27	—	—
Exercised	(27,500)	11.50	(6,666)	1.88	(4,133)	2.71
Canceled	(5,000)	18.48	(1)	1.88	—	—
Outstanding at end of year	898,167	17.69	121,667	11.98	53,334	1.88
Exercisable at end of year	217,334	14.37	46,667	1.88	53,334	1.88
Reserved for future grants at end of year	401,333		605,333		80,333	
Weighted average fair value of options granted during the year		6.17		8.73		—

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 2004 and 2003, respectively; dividend yield of 0%; risk-free interest rates of 3.2% and 3%, respectively; expected volatility of 33% and 59%, respectively; and expected lives of 4.7 and 4 years, respectively.

Information pertaining to stock options outstanding at December 31, 2004 is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.88	46,667	0.9 years	$ 1.88	46,667	$ 1.88
$11.50 - $20.82	851,500	9.2 years	18.55	170,667	17.78
	898,167	8.8 years	$17.69	217,334	$14.37

Consultant Stock Plan

We adopted the Consultant Stock Plan in June 1998 which provides for stock grants for services rendered to us. We reserved 166,667 shares of common stock for issuance and registered the shares. At December 31, 2004, we had 43,567 shares reserved under this plan.

Other Stock Options and Warrants

During 2002, we granted stock options to purchase 336,600 shares to employees and directors at a weighted average exercise price of $5.31 per share. The weighted average fair value of these options was $2.86 per share on the date of grant. We also recorded unearned stock-based compensation of $111,900 for certain of these options which were granted at below market prices. The unearned stock-based compensation is being amortized over the vesting periods of the options.

During 2003, we granted stock options to purchase 238,000 shares to employees and directors at a weighted average price of $11.15 per share. The weighted average fair value of these options was $6.80 per share on the grant date. We also recorded unearned stock-based compensation of $145,000 for certain of these options which were granted at below market prices. The unearned stock-based compensation is being amortized over the vesting periods of the options.

During 2004, we granted inducement stock options to purchase 400,000 shares to employees at a weighted average exercise price of $19.16 per share. The weighted average fair value of these options was $6.60 per share on the grant date.

A summary of the activity for other stock option and warrant shares, including warrants issued in connection with debt and equity placements, is presented below:

	Years Ended December 31,		
	2004	2003	2002
Outstanding at beginning of year	2,044,902	2,200,326	2,737,015
Granted	400,000	238,000	506,800
Exercised	(602,686)	(372,454)	(986,130)
Expired/Canceled	(99,833)	(20,970)	(57,359)
Outstanding at end of year	1,742,383	2,044,902	2,200,326

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 2004, 2003 and 2002, respectively; dividend yield of 0%; risk-free interest rates of 3%, 3% and 4%, respectively; expected volatility of 33%, 77% and 65%, respectively; and expected lives of 5, 4 and 3.96 years, respectively.

Information pertaining to other stock options and warrants outstanding at December 31, 2004 is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.88 - $3.30	358,333	3.3 years	$ 3.21	358,333	$ 3.21
$3.75 - $8.30	815,700	4.7 years	4.14	746,945	3.99
$10.20 - $19.16	568,350	8.8 years	16.81	189,200	14.40
	1,742,383	5.8 years	$ 8.08	1,294,478	$ 5.29

Common Stock Reserved

We reserved shares of common stock at December 31, 2004 as follows:

Stock option plans	1,299,500
Other stock options and warrants	1,742,383
Consultant Stock Plan	43,567
Total	3,085,450

10. SEGMENT INFORMATION, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

We operate in one principal business segment, the manufacturing and sale of generic pharmaceuticals. During 2004, approximately 17% and 12% of net sales were to two major customers. During 2003, approximately 12% of net sales was to one major customer. During 2002, approximately 37% of net sales was to one major customer.

During 2004, we had one major supplier that provided us with $8,060,000 of raw materials or 16% of cost of sales. During 2003, we had one major supplier that provided us with approximately $12,516,000 of raw materials or 30% of cost of sales. During 2002, we had two major suppliers that provided us with approximately $6,334,000 and $5,360,000 of raw materials or 23% and 20%, respectively, of cost of sales.

11. EMPLOYEE BENEFIT PLAN

We have a Section 401(k) Profit Sharing Plan (the "401(k) Plan") for all employees. Employees who have attained the age of 21 may elect to reduce their current compensation, subject to certain limitations, and have that amount contributed to the 401(k) Plan. We match up to 25% of employee contributions not to exceed 6% of employee compensation, subject to certain limitations. Employee contributions to the 401(k) Plan are fully vested at all times and all company contributions become vested over a period of five years.

For 2004, 2003 and 2002, we made matching contributions of $85,871, $63,725 and $52,521, respectively. We did not make any profit-sharing contributions in 2004, 2003 or 2002.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2004 and 2003, our financial instruments include notes receivable from RxBazaar that have been fully reserved for since December 31, 2002 (see Note 2) and debt obligations (see Note 6). The carrying value of the notes receivable approximate their fair value based on RxBazaar's current financial condition. The carrying value of debt obligations approximate fair values based on their maturities and interest rates.

13. QUARTERLY DATA (UNAUDITED)

	Years Ended December 31,							
	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)							
Sales, net	$ 31,437	$ 27,300	$ 23,005	$ 21,452	$ 22,752	$20,865	$18,944	$15,000
Cost of sales	14,919	12,404	12,192	11,919	12,073	10,887	9,943	8,452
Gross profit	16,518	14,896	10,813	9,533	10,679	9,978	9,001	6,548
Selling, general and administrative	3,817	3,556	3,630	2,998	3,309	2,699	2,274	2,415
Research and development	4,151	4,042	3,493	3,546	3,741	3,069	2,276	2,126
Operating income	8,550	7,298	3,690	2,989	3,629	4,210	4,451	2,007
Loss on debt retirement	—	—	(118)	—	—	—	(242)	—
Interest and financing expense	(38)	(42)	(51)	(58)	(55)	(68)	(220)	(201)
Miscellaneous income (expense)	(190)	(56)	24	77	251	97	52	(11)
Income before income taxes	8,322	7,200	3,545	3,008	3,825	4,239	4,041	1,795
Income tax provision (benefit)	2,144	2,764	1,360	1,155	1,394	1,693	1,614	711
Net income	6,178	4,436	2,185	1,853	2,431	2,546	2,427	1,084
Dividends on preferred stock	13	16	30	31	43	54	76	102
Net income applicable to common stock	$ 6,165	$ 4,420	$ 2,155	$ 1,822	$ 2,388	$ 2,492	$ 2,351	$ 982
Net income per share:								
Basic	$ 0.34	$ 0.25	$ 0.13	$ 0.11	$ 0.14	$ 0.16	$ 0.17	$ 0.08
Diluted	$ 0.32	$ 0.23	$ 0.11	$ 0.10	$ 0.13	$ 0.13	$ 0.14	$ 0.06
Weighted average shares outstanding:								
Basic	17,983	17,623	17,145	16,847	16,537	15,965	13,516	12,763
Diluted	19,571	19,497	19,395	19,306	19,301	19,447	17,471	17,144

PART III

Item 10. ***Directors and Executive Officers***

The information required by this item in connection with directors and officers is hereby incorporated by reference to the information set forth under the captions "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2005 annual meeting of stockholders, which we expect to file on or before April 29, 2005 (the "2005 Annual Meeting Proxy Statement").

Item 11. ***Executive Compensation***

The information required by this item with respect to executive compensation is hereby incorporated by reference to the information set forth under the caption "Executive Officer Compensation" in the 2005 Annual Meeting Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item with respect to security ownership is hereby incorporated by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in the 2005 Annual Meeting Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item with respect to certain relationships and related transactions is hereby incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the 2005 Annual Meeting Proxy Statement.

Item 14. ***Principal Accountant Fees and Expenses***

The information required by this item with respect to principal accountant fees and expenses is hereby incorporated by reference to the information set forth under the caption "Principal Accountant Fees and Expenses" in the 2005 Annual Meeting Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

1. See Item 8 for an index to the consolidated financial statements.

2. There are no financial statement schedules included in this report.

3. Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Description
3.1	Restated Certificate of Incorporation dated June 11, 1998 (filed as Exhibit 3a to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as amended on September 14, 1998, and incorporated herein by reference).
3.2	Certificate of Amendment of Certificate of Incorporation dated May 31, 2000 (filed as Exhibit 3.2 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000, and incorporated herein by reference).
3.3	Amended and Restated By-laws dated May 26, 2000 (filed as Exhibit 3.3 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000, and incorporated herein by reference).
3.4	Certificate of Amendment of Certificate of Incorporation dated May 9, 2001 (filed as Exhibit 3.3 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, and incorporated herein by reference).
3.5	Certificate of Ownership and Merger dated May 18, 2001 (filed as Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on May 24, 2001, and incorporated herein by reference).
3.6	Certificate of Amendment of Certificate of Incorporation dated May 31, 2002 (filed as Exhibit 3.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).
4.1	Specimen common stock certificate (filed as Exhibit 4a to our Registration Statement on Form S-18, SEC File No. 33-31836-B, and incorporated herein by reference).
10.1	*Employment Agreement dated May 29, 2002 with Dhananjay G. Wadekar (filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).
10.2	*Amended and Restated Employment Agreement dated March 1, 2004 with Nitin Kotak (filed as Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.3	*First Amendment to Amended and Restated Employment Agreement dated November 30, 2004 with Robert Weinstein.
10.4	*Amended and Restated Employment Agreement dated December 22, 2004 with Shashikant Shah.
10.5	*Amended and Restated Employment Agreement dated March 1, 2004 with Hemanshu N. Pandya (filed as Exhibit 10.7 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.6 *Amended and Restated Employment Agreement dated March 1, 2004 with Howard F. Schneider (filed as Exhibit 10.11to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.7 *Amended and Restated Employment Agreement dated April 26, 2004 with Garth Boehm (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).

10.8 *Stock Option issued to Garth Boehm dated April 26, 2004 (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).

10.9 *Employment Agreement dated April 26, 2004 with Robert Mauro (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).

10.10 *Stock Option issued to Robert Mauro dated April 26, 2004 (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).

10.11 *Employment Agreement dated September 7, 2004 with Joan Janulis (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on September 13, 2004, and incorporated herein by reference).

10.12 *Employment Agreement dated September 7, 2004 with Janet Penner (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on September 13, 2004, and incorporated herein by reference).

10.13 *1998 Stock Option Plan (filed as Appendix A to our proxy statement, filed with the SEC on January 30, 1998, and incorporated herein by reference).

10.14 *1998 Consultant Stock Plan (filed as Exhibit 4.3 to our Registration Statement on Form S-8, SEC File No. 33-57249, and incorporated herein by reference).

10.15 *2003 Stock Incentive Plan (filed as Appendix A to our proxy statement, filed with the SEC on April 28, 2003, and incorporated herein by reference).

10.16 *Stock Option issued to Harry Silverman dated April 20, 2000 (filed as Exhibit 10.39 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, and incorporated herein by reference).

10.17 *Stock Option issued to Harry Silverman dated May 31, 2000 (filed as Exhibit 10.40 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, and incorporated herein by reference).

10.18 *Stock Option issued to Dhananjay G. Wadekar dated October 13, 2000 (filed as Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, and incorporated herein by reference).

10.19 *Stock Option issued to F. Howard Schneider dated February 24, 2001 (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.20 *Stock Option issued to Harry Silverman dated February 24, 2001 (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.21 *Stock Option issued to Dhananjay Wadekar dated February 24, 2001 (filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.22 *Stock Option issued to Dhananjay G. Wadekar dated August 24, 2002 (filed as Exhibit 10.16 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.23 *Stock Option issued to Harry Silverman dated August 24, 2002 (filed as Exhibit 10.18 to our Annual Report on Form 10-K for fiscal year ended December 31, 2002, and incorporated herein by reference).

10.24 *Stock Option issued to F. Howard Schneider dated August 24, 2002 (filed as Exhibit 10.19 to our Annual Report on Form 10-K for fiscal year ended December 31, 2002, and incorporated herein by reference).

10.25 *Stock Option issued to Jerry Treppel dated October 28, 2002 (filed as Exhibit 10.20 to our Annual Report on Form 10-K for fiscal year ended December 31, 2002, and incorporated herein by reference).

10.26 *Stock Option issued to Robert Weinstein dated November 25, 2002 (filed as Exhibit 10.21 to our Annual Report on Form 10-K for fiscal year ended December 31, 2002, and incorporated herein by reference).

10.27 Lease dated April 25, 2002 with P&R Fasteners, Inc. for 5 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).

10.28 Lease Agreement with Matrix Cranbury Associates, LLC dated September 17, 2003 for One Able Drive, Cranbury, New Jersey (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for our quarter ended September 30, 2003, and incorporated herein by reference).

10.29 Lease Agreement for 789 Jersey Avenue, New Brunswick, New Jersey with HMCJ Realty, L.L.C. dated October 6, 2000 (filed as Exhibit 10.31 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.30 Asset Purchase Agreement dated November 14, 2003 with LiquiSource, Inc. (filed as Exhibit 10.33 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.31 Credit Agreement with Citizens Bank of Massachusetts dated March 2, 2004 (filed as Exhibit 10.53 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.32 Revolving Credit Note in favor of Citizens Bank of Massachusetts dated March 2, 2004 (filed as Exhibit 10.54 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.33 Security Agreement with Citizens Bank of Massachusetts dated March 2, 2004 (filed as Exhibit 10.55 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.34 Pledge Agreement dated March 2, 2004 in favor of Citizens Bank of Massachusetts (filed as Exhibit 10.56 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

10.35 Form of Warrant to Purchase Stock dated June 14, 2002 (filed as Exhibit 4.9 to our Registration Statement on Form S-3, SEC File No. 333-90654, and incorporated herein by reference).

10.36 First Amendment to Credit Agreement dated June 30, 2004 with Citizens Bank of Massachusetts (filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).

23.1 Consent of Wolf & Company, P.C.

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the principal executive officer.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the principal financial officer.
32.1	Certification of principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABLE LABORATORIES, INC.

By: /s/ Dhananjay G. Wadekar
Dhananjay G. Wadekar
Chief Executive Officer
and Secretary

March 15, 2005

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated; and each of the undersigned officers and directors of Able Laboratories, Inc. hereby severally constitute and appoint Dhananjay G. Wadekar, Robert J. Mauro and Nitin V. Kotak our true and lawful attorney-in-fact and agent, with full power to sign for us and in our names in the capacity indicated below, all amendments to such report on Form 10-K, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to such report and any and all amendments thereto.

Signature	Date	Title
/s/ Dhananjay G. Wadekar **Dhananjay G. Wadekar**	March 15, 2005	Chief Executive Officer, Secretary and Director *(Principal Executive Officer)*
/s/ Robert J. Mauro **Robert J. Mauro**	March 15, 2005	President, Chief Operating Officer and Director
/s/ Nitin V. Kotak **Nitin V. Kotak**	March 15, 2005	Vice President, Finance and Accounting and Treasurer *(Principal Financial and Accounting Officer)*
/s/ Elliot F. Hahn **Elliot F. Hahn**	March 15, 2005	Director
/s/ Harry Silverman **Harry Silverman**	March 15, 2005	Director
/s/ David S. Tierney **David S. Tierney**	March 15, 2005	Director
/s/ Jerry I. Treppel **Jerry I. Treppel**	March 15, 2005	Director

CORPORATE INFORMATION

Executive Officers

Dhananjay G. Wadekar
Chairman of the Board of Directors, Chief Executive Officer and Secretary

Robert J. Mauro
President and Chief Operating Officer

Garth Boehm, Ph.D.
Senior Vice President and Chief Scientific Officer

Nitin V. Kotak
Vice President, Finance and Accounting, Treasurer and Assistant Secretary

Joan M. Janulis
Vice President, Regulatory Affairs

Janet E. Penner
Vice President, Sales and Marketing

Hemanshu N. Pandya
Vice President, Corporate Development and Commercial Operations

F. Howard Schneider, Ph.D.
Vice President, Special Projects

Iva W. Klemick
Vice President, Compliance

Directors

Dhananjay G. Wadekar
Chairman of the Board of Directors, Chief Executive Officer
Able Laboratories, Inc.

Robert J. Mauro
President and Chief Operating Officer
Able Laboratories, Inc.

Elliot F. Hahn, Ph.D.
President
SoLapharm, Inc.

Harry Silverman
Chief Financial Officer
Domino's Pizza, Inc.

Jerry I. Treppel
Principal
Wheaten Healthcare Partners LP

David S. Tierney, M.D.
President and Chief Executive Officer
Valera Pharmaceuticals, Inc.

Corporate Offices

Able Laboratories, Inc.
1 Able Drive
Cranbury, NJ 08512
Phone: (609) 495-2800
www.ablelabs.com

Stock Transfer Agent

American Stock Transfer & Trust Company
New York, New York
Phone: (800) 937-5449

Independent Auditors

Wolf & Company, P.C.
Boston, Massachusetts

Corporate Counsel

Foley Hoag LLP
Boston, Massachusetts

Stock Listing

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ABRX."

Investor Relations

Please direct inquiries to:
Able Laboratories, Inc.
Investor Relations
(609) 495-2805 or
IR@ablelabs.com